As filed with the Securities and Exchange Commission on December 19, 2002
Registration No. 333-101668

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

QUANTUM FUEL SYSTEMS TECHNOLOGIES
WORLDWIDE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	33-0933072
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

17872 Cartwright Road, Irvine, California 92614, (949) 399-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan P. Niedzwiecki
Chief Executive Officer
17872 Cartwright Road, Irvine, California 92614, (949) 399-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan F. Atzen Craig S. Mordock MORRISON & FOERSTER LLP 19900 MacArthur Boulevard, 12th Floor Irvine, California 92612 (949) 251-7500	Michael J. Kendall, P.C. Michael S. Turner GOODWIN PROCTER LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1765

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 18, 2002

3,000,000 Shares

Common Stock

This is a public offering of 3,000,000 shares of common stock of Quantum Fuel Systems Technologies Worldwide, Inc. We are selling all of the shares of common stock offered by this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “QTWW.” On December 17, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $2.59 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” starting on page 6 to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock from us at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares on or about                         , 2002.

Adams, Harkness & Hill, Inc.

Prospectus dated                                 , 2002

QUANTUM TECHNOLOGIES

Our integrated gaseous fuel systems are based on the following core competencies:

Fuel Storage
Advanced composite, ultra-lightweight tanks designed and manufactured by Quantum provide cost-effective storage of large quantities of hydrogen or natural gas.

QUANTUM

Fuel Metering
Pressure regulators, fuel injectors, flow control valves, and other components designed and manufactured by Quantum control the pressure and flow of gaseous fuels.

Electronic Controls
Solid-state components and proprietary software designed, developed and manufactured by Quantum monitor and optimize fuel pressure and flow to meet manufacturers' fuel cell or internal combustion engine requirements.

Systems Integration
Engineering design services efficiently package and optimize the performance and safety of gaseous fuel storage, metering and electronic control components.

Transportation & Industrial Vehicles	Stationary & Portable Power Generation	Hydrogen Refueling Products

GM's Revolutionary Hy-wire Fuel Cell Vehicle

Hydrogen-Refueling

QUANTUM

Mobile Hydrogen-Refueling

Hydrogen and Oxygen Storage for AeroVironment's Stratospheric UAV Helios

Alternative Fuel OEM Vehicles

Natural Gas and Hydrogen Storage for Internal Combustion and Fuel Cell Powered Buses

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

As used in this prospectus, the terms “we,” “us,” “our,” the “company” and “Quantum” mean Quantum Fuel Systems Technologies Worldwide, Inc. Quantum Fuel Systems Technologies Worldwide and TriShield™ are our trademarks. This prospectus contains trademarks and trade names of other companies.

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, particularly the risks of investing in our common stock discussed under the caption “Risk Factors” and the financial statements and accompanying notes before you decide to buy our common stock.

Quantum Fuel Systems Technologies Worldwide, Inc.

We design, manufacture and supply integrated fuel systems to original equipment manufacturers (OEMs) for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products. Our products and capabilities include the following:

•	hydrogen and compressed natural gas fuel storage and safety testing;

•	fuel control devices and technology for gaseous fuels for use in internal combustion engines and fuel cells;

•	electronic control systems and validation;

•	testing procedures to meet a variety of global regulations and emission control standards;

•	research and development;

•	application engineering and validation; and

•	manufacturing and quality assurance.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 15,000 fuel systems for alternative fuel vehicles, primarily to General Motors, which in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

Alternative Fuel Market.  The development of the alternative fuel industry is being driven by three independent market factors—economics, energy independence and environmental concerns. Due to the abundance and economic advantages of gaseous fuels in worldwide markets, many countries and geographic regions are mandating the use of alternative fuels, which provide energy independence and environmentally suitable solutions. For instance, the European Commission has adopted an action plan to achieve a 20% substitution of diesel and gasoline fuels with fuels such as natural gas, propane and hydrogen in the road transport sector by 2020 in the current 15 member states in the European Union.

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

Fuel Cell Market.  Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products. These products will be designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power, portable power and related refueling infrastructure markets. The commercialization of fuel cells in all of these markets will require cost reductions for the entire system, including the fuel cell stack, fuel system, and assembly. As cost reduction targets are achieved in volume production, we believe that the fuel subsystem will represent approximately 20% of the cost of a fuel cell system. Frost and Sullivan anticipates the overall fuel cell market will grow to $32 billion by 2010 with the automotive, stationary and portable fuel cell markets making up $14 billion, $10 billion, and $8 billion, respectively.

A significant hurdle to the rapid commercialization of fuel cell vehicles has been a lack of both cost-effective on-board fuel storage solutions and hydrogen storage and handling codes and standards. An additional hurdle to mass commercialization is the lack of a hydrogen refueling infrastructure. We believe interim steps will be taken to provide initial refueling infrastructure for demonstration fleets, government programs, commercial fleet operators, and initial consumer commercialization. This initial infrastructure could include mobile refueling units, compact stationary refueling units, and bulk transport trailers.

Quantum’s Strategy.    Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells and internal combustion engines. Our storage and control systems can be applied for use in internal combustion engines, fuel cells and hydrogen refueling units. Our strategy for achieving this objective includes the following elements:

•	Increase our participation in the alternative fuel OEM vehicle markets;

•	Develop and supply on-board hydrogen fuel storage and control systems for fuel cell vehicle applications;

•	Provide hydrogen-refueling units for initial infrastructure for development fleets, fleet operators and consumer commercialization;

•	Provide fuel systems to the stationary fuel cell power generation market;

•	Focus research and development on fuel cell enabling technologies; and

•	Expand our participation in the development of hydrogen storage and handling codes and standards.

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO Technologies, Inc. IMPCO conducted our business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of our common stock owned by IMPCO. In the distribution, IMPCO stockholders received one share of our common stock for each share of IMPCO common stock owned as of July 5, 2002, the record date for the distribution. Immediately prior to the distribution, IMPCO transferred to us substantially all of the operations, assets and liabilities constituting IMPCO’s automotive OEM business, which had been operated by IMPCO as its Quantum division.

Immediately following the completion of our spin-off from IMPCO, our strategic alliance with General Motors became effective. We issued to General Motors 3,513,439 shares of our Series A common stock, representing a 19.9% equity position in our company. Pursuant to the terms of the Series A common stock, General Motors will have the right to maintain its 19.9% equity interest in our company for nominal cost through our first public equity offering. In connection with this offering, the shares of Series A common stock held by General Motors will convert automatically into shares of our common stock on a one-for-one basis, and General Motors will receive 745,318 shares of our non-voting Series B common stock (857,116 shares if the underwriters exercise their over-allotment option in full) for nominal consideration. Following this offering we will no longer have any shares of Series A common stock outstanding with these anti-dilution rights.

Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500. Our fiscal year ends April 30.

The Offering

Common stock offered by us	3,000,000 shares

Common stock to be outstanding after the offering	21,400,793 shares

Use of proceeds	We intend to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds” on page 17 for more detailed information.

Nasdaq National Market Symbol	QTWW

The number of shares of common stock to be outstanding after this offering is based on shares of our common stock outstanding as of October 31, 2002. This calculation:

•	includes an aggregate of 3,513,439 shares of Series A common stock outstanding on that date, which will convert on a one-for-one basis into shares of common stock upon the closing of this offering;

•	includes an additional 745,318 shares of our Series B common stock that we will be required to issue to General Motors pursuant to the terms of the Series A common stock;

•	excludes 100,000 shares of common stock issuable upon exercise of warrants outstanding on that date at an exercise price of $5.10;

•	excludes 2,484,968 shares of common stock to be issued upon exercise of options outstanding as of that date that have a weighted average exercise price of $3.98 per share; and

•	excludes 1,015,032 shares, plus annual increases, reserved for future issuance under our 2002 Stock Incentive Plan.

For a more detailed discussion of our capital stock and stock option plans please refer to note 10 to the financial statements, “Management—Employee Benefit Plans” on page 55, and “Description of Capital Stock” on page 65.

Unless we indicate otherwise, all information contained in this prospectus:

•	assumes that all outstanding shares of our Series A common stock will be converted into common stock on a one-for-one basis upon completion of this offering;

•	excludes warrants to purchase 300,000 shares of common stock to holders of IMPCO warrants that we expect to issue after this offering at an exercise price of $5.83 per share; and

•	assumes that the underwriters have not exercised their over-allotment option.

Summary Financial Data
(in thousands, except per share data)

The following table sets forth our summary financial data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended April 30,					Six Months Ended October 31,
	1998	1999	2000	2001	2002	2001	2002
Statement of Operations Data:
Revenue	$12,328	$24,469	$22,341	$23,358	$23,403	$12,769	$10,220
Costs and expenses:
Cost of product sales	4,811	15,347	15,081	19,452	25,581	14,138	8,772
Research and development	10,889	8,902	12,956	26,687	32,657	18,928	6,584
Selling, general and administrative	3,439	3,713	4,939	7,459	8,063	4,634	5,039
Operating loss	(6,811)	(3,493)	(10,635)	(30,240)	(42,898)	(24,931)	(10,175)
Interest expense	—	—	—	4	489	106	61
Other income (expense)	—	—	—	—	10	10	(70)
Provision for income tax	—	—	—	—	1	—	—
Net loss	$(6,811)	$(3,493)	$(10,635)	$(30,244)	$(43,378)	$(25,027)	$(10,306)

Basic and diluted net loss per share						$(1.42)	$(0.58)

Weighted average number of shares—basic and diluted						17,655	17,655

See note 11 of the notes to financial statements for an explanation of the determination of the number of shares used to compute basic and diluted per share amounts.

	As of October 31, 2002
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$10,261	$17,030
Working capital	14,457	21,226
Total assets	49,379	56,148
Long-term obligations, less current portion	40	40
Total equity	40,566	47,335

The as adjusted balance sheet data above reflects the application of the net proceeds from the sale of 3,000,000 shares of common stock offered by us at an assumed public offering price of $2.59 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of operating losses and negative cash flow and anticipate that we will continue to incur operating losses for the foreseeable future. If we fail to achieve and to maintain profitability in the future, investors could lose confidence in the value of our stock which could cause it to decline.

We have spent significant funds to date to develop and to refine our current technologies and services. If we are unable to execute our strategy to become profitable, our stock price could be negatively affected. We have incurred significant operating losses in the past and have not yet achieved profitability. As of October 31, 2002, we had an accumulated deficit of $5.6 million. We anticipate that we will make significant investments in research and development as we continue our efforts in developing fuel cell enabling technologies. As a result of these factors, to achieve profitability we will need, among other matters, to increase our customer base and to increase the number of and amounts of products and services purchased by our customers. We cannot assure you that we will be able to increase our revenue or operating efficiencies in this manner or otherwise and achieve and maintain profitability. Because we expect to continue to invest in research and development, our investment could outpace growth in our revenue, thus hindering our ability to achieve and maintain profitability. If we are unable to achieve and maintain profitability, our stock price would be materially adversely affected.

We will need to raise additional capital in order to continue operations and complete our product development and commercialization plans.

We believe that our cash flow from operations, available cash and the proceeds of this offering will be adequate to meet our current liquidity needs. However, we anticipate that we will need to raise funds to continue operations and complete the development and commercialization of our fuel cell enabling technologies. These funds may not be available on acceptable terms, if at all. Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing infrastructure for new products. We do not know whether we will be able to secure additional funding on terms acceptable to us, if at all.

We may be required to indemnify IMPCO for taxes arising in connection with the spin-off, and the tax characteristics of the spin-off may interfere with our ability to engage in desirable strategic transactions and issue our equity securities.

Unless Section 355(e) of the Internal Revenue Code, discussed below, applies to the distribution of our stock in our spin-off, the distribution will be tax-free to IMPCO if the distribution qualifies under Section 355 of the Internal Revenue Code. IMPCO received an opinion of counsel to the effect that the distribution will qualify under Section 355. However, the opinion is subject to certain representations made by us, including a representation that we will complete an initial public offering of our stock within one year following the distribution. Although we are not aware of any facts or circumstances that would cause any of those representations to be untrue, if, as a result, the distribution is taxable to IMPCO, we must indemnify IMPCO for any resulting taxes. We cannot assure you that we will not be liable to IMPCO for taxes if the distribution fails to qualify under Section 355 of the Internal Revenue Code.

Even if the distribution qualifies under Section 355 of the Internal Revenue Code, it will be taxable to IMPCO if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) will apply if 50% or more of IMPCO stock or our stock, by vote or value, is acquired by one or more persons, other than IMPCO’s historic stockholders who received our common stock in the distribution, acting pursuant to a plan or a series of related transactions that includes the distribution. Any shares of our stock acquired directly or indirectly within two years before or after the distribution generally are presumed to be part of such a plan unless we can rebut that presumption. If Section 355(e) applies to the distribution because of some action or omission by us, then we must indemnify IMPCO for any resulting taxes. To prevent applicability of Section 355(e), we have also agreed that, until three years after the distribution, we will not take any of the following actions unless prior to taking such action we have obtained a written opinion of a law firm or a ruling from the Internal Revenue Service to the effect that such action will not cause the distribution to be taxable to IMPCO:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

While we are not required to obtain an opinion or ruling described above prior to issuing our Series A or Series B common stock to General Motors or in order to issue our common stock in connection with our initial public offering, we will still have to indemnify IMPCO if the distribution becomes taxable to IMPCO as a result of these or any other transactions that we undertake. In the event that we were liable for such taxes, the payment would have a substantial and material adverse effect on our business, financial position and results of operations. This obligation may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or our issuance of equity securities. If we cannot engage in equity financing transactions because of these constraints, we may not be able to fund our working capital, capital expenditure and research and development requirements, as well as to make other investments. As a result, our business may be harmed.

Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us. In addition, substantial uncertainty exists on the scope of Section 355(e) of the Internal Revenue Code, and we and our stockholders have undertaken, contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the distribution. Accordingly, we cannot provide you any assurance that we will not be liable to IMPCO for taxes if Section 355(e) of the Internal Revenue Code applies to the distribution.

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of our historical or future results.

The historical financial data we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

•
our historical financial statements reflect allocations, primarily with respect to corporate overhead and research and development, for services provided to us by IMPCO, which allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

•
the information does not reflect changes that we expect to incur in the future as a result of our separation from IMPCO, including changes in how we fund our operations, conduct research and development, and manage tax and employee matters.

Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

We have a limited history operating as an independent company, and we may be unable to make the changes necessary to operate successfully as a stand-alone business.

Prior to our spin-off from IMPCO, our business was operated by IMPCO as a segment of its broader corporate organization rather than as a stand-alone company. IMPCO assisted us by providing financing and other corporate functions such as legal and tax functions. Following the distribution, IMPCO has no obligation to provide assistance to us other than limited interim services, which will be provided by IMPCO until January 2003. These interim services include, among other things, immigration services, employee benefits administration, affirmative action administration, and payroll processing. Because we have never operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently. We could also incur significant additional costs operating independently, which could have a negative effect on our business, results of operations and financial condition.

We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the services and business functions IMPCO has provided us on a historical basis. We may not be successful in implementing these changes. If we do not have in place our own business functions or if we do not have agreements with service providers once our interim services agreement with IMPCO expires, our business, results of operations and financial condition may be negatively affected.

Our revenue depends to a great extent on our relationship with General Motors and General Motors’ commitment to the commercialization of the fuel cell and alternative fuel automotive OEM markets.

A substantial portion of our revenues through October 31, 2002 related to sales of our products to and contracts with General Motors. During the six months ended October 31, 2002, revenues related to sales of our products to and contracts with General Motors and its affiliates represented 69.0% of our total revenues for that period. Our business, results of operations and financial condition would be significantly harmed by any substantial reduction in purchases of our products or delays in delivery of vehicles by General Motors, and it would be difficult for us to replace that revenue on a timely basis, if at all.

Our business and results of operations would be materially adversely affected if General Motors were to significantly reduce its purchases of our products or terminate its relationship with us. Our ability to sell our products to the fuel cell and automotive OEM markets depends to a significant extent upon General Motors’ and its partners’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to fuel cells or alternative fuels could harm our business by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in favor of other competing technologies;

•	to exit the automotive OEM alternative fuel market;

•	to develop fuel cells or alternative fuel systems targeted at different application markets than ours; or

•	to focus on different energy product solutions.

We may never be able to introduce commercially viable fuel storage, fuel delivery or electronic control products for fuel cell systems.

We do not know whether or when we will successfully introduce commercially viable fuel storage, fuel delivery or electronic control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs of our systems, improve their overall reliability and efficiency, and ensure their safety. However, we must complete substantial additional research and development on our systems before we can introduce commercially viable fuel storage and fuel delivery systems for fuel cells. Even if we are able to do so, our efforts will still depend upon the success of other companies in producing commercially viable fuel cells. In addition, we are not currently manufacturing fuel cell enabling products on a large scale and will need to expand our facilities to do so.

A mass market for fuel storage, fuel delivery and electronic control systems for fuel cells may never develop or may take longer to develop than we anticipate.

Fuel cell systems represent an emerging technology, and we do not know whether OEMs will incorporate these technologies into their products or pursue these technologies on a large scale. In particular, if a mass market fails to develop or develops more slowly than we anticipate for fuel cell powered transportation and power generation applications, we may be unable to recover the expenditures incurred to develop our fuel systems for fuel cells and may be unable to achieve profitability, any of which could negatively impact our business. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel cell products and systems. These factors include the following:

•	the cost competitiveness and physical size of fuel cell systems;

•	the availability, future costs and safety of hydrogen, natural gas or other potential fuel cell fuels;

•	consumer reluctance to adopt fuel cell or alternative fuel products;

•	OEM reluctance to replace current technology;

•	consumer perceptions of fuel cell systems;

•	regulatory requirements; and

•	the emergence of newer, breakthrough technologies and products within the fuel cell industry.

We cannot predict the long-term impact of our recent cost reduction measures.

During our 2002 fiscal year, we implemented measures in an effort to reduce costs. These measures included reductions in our workforce and consolidation of facilities. We reduced the number of full-time employees from 323 at July 31, 2001 to 156 at April 30, 2002. We cannot predict with any certainty the long term impact of our workforce reductions and any reductions we are compelled to make in the future. Reductions in our workforce could make it difficult to motivate and retain remaining employees, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames or that the workforce reductions will be sufficient or will not impair our ability to achieve current or future business objectives.

Our business depends on the growth of the fuel cell and alternative fuel markets.

Our future success depends on the continued expansion of the fuel cell and alternative fuel vehicle industries, which have not yet gained broad acceptance. In the United States and certain of our other target markets, alternative fuel such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2002 was equipped to use alternative fuels. We cannot assure you that the markets for fuel cells or alternative fuel vehicles will gain broad acceptance or, if they do, that they will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fuel vehicles powered by both fuel cells and internal combustion engines, but not currently for other alternative power sources, such as electricity or alternate forms of existing fuels. If the major growth in the alternative fuel market relates solely to existing fuels, our revenues may not increase and may decline.

Users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by gaseous alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or fuels containing hydrogen. Gasoline requires the development of additional technologies for its use with fuel cells, namely reformation. The construction of a distribution system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, will require significant investment by third parties. We are relying on third parties, most of which are committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. Additionally, an adequate fuel distribution infrastructure may not be adopted. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels or fuel cells is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends on the existence of a price disparity between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price disparity may not continue. Should this disparity narrow or disappear, it could adversely affect the demand for our products.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that are developing fuel storage, fuel delivery and electronic control products that may be more commercially feasible than our products. Furthermore, companies that are developing fuel cells may not require fuel storage, fuel delivery or electronic control products of the type we design and produce.

Increases in the market for alternative fueled vehicles may cause OEMs to find it advantageous to develop and produce their own fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines or fuel cells may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and may cause us to lose existing business.

Our business may be subject to product liability claims or product recalls, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier, we face an inherent business risk of exposure to product liability claims in the event that our products or the equipment into which our products are incorporated malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our business, results of operations and financial condition.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. There are a range of other technologies that could compete with fuel cell or alternative fuel technologies on which our business is currently focused, including electric and hybrid vehicles, and methanol-based fuel cell vehicles that require fuel reformation. Our success depends upon our ability to design, develop and market new or modified fuel storage, fuel delivery and electronic control products for fuel cells and internal combustion engines. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

We depend on our intellectual property, and our failure to protect our intellectual property rights may adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners and others to protect our intellectual property rights related to our fuel cell enabling and alternative fuel technologies. However, some of our intellectual property rights are not protected by any patent or patent application and despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

We do not know whether any patents will be issued from our patent applications or whether the scopes of our issued patents are sufficiently broad to protect our technologies or processes. Moreover,

our issued patents may be subject to validity challenges, especially in light of the potentially adverse implications of our abandoned reissue application with respect to our in-tank regulator patent. We could also incur substantial fees and costs related to prosecuting or defending patent infringement actions. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register our marks because of their familiarity with our operations in the United States.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants and corporate partners and have attempted to control access to and distribution of our technologies, documentation and other proprietary information. We plan to continue these procedures. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement on any of our intellectual property rights, especially in our developing fuel cell enabling technologies, could have an adverse effect on our ability to successfully develop and sell commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time and our operating results would suffer.

Third parties may claim that our products and systems infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. In the event a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive products, pay substantial damages or royalties, or even be forced to cease our operations. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

We depend on third-party suppliers for the supply of key materials and components for our products.

We have established relationships with third-party suppliers, which provide materials and components for our products, particularly the high-strength fiber used in our lightweight fuel storage tanks. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs. In particular, a delay in the delivery of high-strength fiber from our current supplier, TCR Composites, or our decision to change to another supplier would result in a delay of the production of our products, which could negatively impact our business, results of operations and financial condition.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop our fuel cell business, we will require additional technically skilled personnel. Recruiting personnel for the industries in which we engage is highly competitive, and the failure to attract or retain qualified personnel could have a material adverse effect on our business.

Our business could be harmed if we fail to meet OEM specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in fuel cells or other alternative fuel applications. Customers for these systems require that these products meet strict OEM standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our business, results of operations and financial condition. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

We may be subject to increased warranty claims due to longer warranty periods.

In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

Labor disputes could occur at OEM facilities, which may affect our business.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. Labor disputes could occur at OEM facilities, which could adversely impact our direct OEM product sales. For example, in 1998, as a result of a strike at one of our OEM’s facilities, we experienced lower sales of our products used in General Motors pick-up trucks than we had expected for our 1999 fiscal year.

Changes in environmental policies could hurt the market for our products.

The market for alternative fuel and fuel cell vehicles and equipment, and the demand for our products are driven, to a significant degree, by local, state and federal regulations in the United States that relate to air quality and require the purchase of motor vehicles and equipment operating on alternative fuels. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning their interest in alternative fueled and fuel cell powered vehicles. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

The development of uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion.

All fuels, including hydrogen, pose significant safety hazards and hydrogen vehicles have not yet been widely used under “real-world” driving conditions. To ensure that hydrogen fuels are handled in a safe manner, certain characteristics of hydrogen must be addressed.

The use of hydrogen as a vehicle fuel requires the establishment of appropriate codes and standards to ensure its safe use by the car-driving public. The development of these standards are being undertaken by numerous organizations, including the American National Standards Institute, American Society of Mechanical Engineers, European Integrated Hydrogen Project, International Code Council, International Standards Organization, National Fire Protection Association, National Hydrogen Association, and Society of Automotive Engineers. Given the number of organizations pursuing hydrogen and fuel cell codes and standards, it is not clear whether universally accepted codes and standards will result and, if so, when.

Although many organizations have identified as a significant priority the development of codes and standards, we cannot assure you that the resulting codes and standards would not materially affect our revenue or the commercialization of our products.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile.

Prior to July 2002, there was no trading market for our common stock. Since our common stock began trading in July 2002, the market price and trading volume for our common stock has been volatile. The market price of our common stock could continue to fluctuate significantly for many reasons, including in response to the risk factors listed in this prospectus or for reasons unrelated to our specific performance. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price and trading volume of our common stock. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our businesses, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.

Investors will be relying on our management’s judgment regarding the use of proceeds from this offering.

Our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure of management to spend these proceeds effectively could harm our financial condition and result in lost business opportunities. Pending any specific use of the proceeds from this offering, we plan to invest in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Our amended and restated certificate of incorporation and amended and restated by-laws contain the following types of provisions:

•	establishing a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year;

•
reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•
authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from acquiring us; and

•
requiring the affirmative vote of holders of at least two-thirds of the outstanding voting stock to amend any provision in our certificate of incorporation or by-laws, and requiring the affirmative vote of 80% of the outstanding voting stock to amend certain provisions of our certificate of incorporation and by-laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before investing in our common stock, investors should be aware that the occurrence of the events described under “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor the underwriters represent that any such information is accurate.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $6.8 million, or approximately $7.9 million if the underwriters exercise their over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital, capital expenditures and investments in product development, expansion of sales and marketing activities, and other corporate expenses. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that complement our business. We currently have no commitments or agreements to make any acquisitions or investments. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Pending the use of the net proceeds of this offering, we intend to invest these funds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “QTWW” since July 23, 2002. Prior to our spin-off from IMPCO, from July 11, 2002 though July 22, 2002, our common stock traded on a “when-issued” basis on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low closing daily sales prices for our common stock as reported on the Nasdaq National Market:

	High	Low
Fiscal Year Ending April 30, 2003:
First Quarter (commencing July 11, 2002)	$5.80	$3.53
Second Quarter	5.74	1.00
Third Quarter (through December 17, 2002)	3.71	1.99

On December 17, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $2.59 per share. As of December 4, 2002, there were approximately 513 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2002:

•	on an actual basis;

•
on a pro forma basis to reflect our issuance of 745,318 shares of Series B common stock to General Motors in connection with anti-dilution rights held by General Motors and the automatic conversion of all outstanding shares of our Series A common stock into shares of common stock on a one-for-one basis upon the closing of this offering; and

•
on a pro forma basis as adjusted to reflect the receipt of the estimated net proceeds from the sale of 3,000,000 shares of common stock offered hereby at an assumed public offering price of $2.59 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	October 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$10,260,966	$10,260,966	$17,029,528

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 20,000,000 shares authorized; 0 shares issued	$—	$—	$—
Series A common stock, par value $0.001 per share, 12,000,000 shares authorized; 3,513,439 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma and pro forma as adjusted	3,513	—	—
Series B common stock, par value $0.001 per share, 6,000,000 shares authorized; 0 shares issued, actual; 745,318 shares issued and outstanding, pro forma and pro forma as adjusted	—	745	745
Common stock, $0.001 par value, 42,000,000 shares authorized; 14,142,036 shares issued and outstanding actual; 17,655,475 shares issued and outstanding pro forma; 20,655,475 shares issued and outstanding pro forma as adjusted	14,142	17,655	20,655
Additional paid-in capital	46,167,151	46,167,151	52,932,713
Accumulated deficit	(5,619,014)	(5,619,014)	(5,619,014)

Total capitalization	$40,565,792	$40,566,537	$47,335,099

The preceding table does not include:

•	100,000 shares of common stock issuable upon exercise of warrants outstanding on October 31, 2002 at an exercise price of $5.10;

•	2,484,968 shares of common stock subject to outstanding options as of October 31, 2002 at a weighted average exercise price of $3.98 per share; and

•	1,015,032 additional shares, plus annual increases, available for future grant under our 2002 Stock Incentive Plan.

This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

DILUTION

Our pro forma net tangible book value as of October 31, 2002 was approximately $26.7 million, or $1.51 per share, assuming the conversion of all outstanding shares of our Series A common stock into shares of our common stock. Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less total liabilities. Giving effect to our receipt of the estimated net proceeds from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of October 31, 2002 would have been approximately $33.5 million, or $1.57 per share. This represents an immediate increase in pro forma net tangible book value of $0.06 per share to existing stockholders, and an immediate dilution in pro forma net tangible book value of $1.02 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates the per share dilution:

Assumed public offering price per share		$2.59
Pro forma net tangible book value per share as of October 31, 2002	$1.51
Increase per share attributable to new investors	0.06

Pro forma net tangible book value per share after this offering		1.57

Dilution per share to new investors		$1.02

SELECTED FINANCIAL DATA
(in thousands, except per share)

The following selected financial data should be read in conjunction with the financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for the years ended April 30, 2000, 2001 and 2002 and the balance sheet data as of April 30, 2001 and 2002 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended April 30, 1999 and the balance sheet data as of April 30, 1999 and 2000 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the year ended April 30, 1998 and the balance sheet data as of April 30, 1998 are derived from unaudited financial statements not included in this prospectus. Interim results for the periods ended October 31, 2001 and 2002 and the balance sheet data as of October 31, 2002 are derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the results of operations as of and for the relevant period. Historical financial information may not be indicative of our future performance as an independent company.

	Year Ended April 30,					Six Months Ended October 31,
	1998	1999	2000	2001	2002	2001	2002
Statement of Operations Data:
Net Revenue:
Product sales	$3,718	$13,456	$13,057	$15,447	$15,458	$9,184	$6,630
Contract revenue	8,610	11,013	9,284	7,911	7,945	3,585	3,590
Total revenue	12,328	24,469	22,341	23,358	23,403	12,769	10,220
Costs and expenses:
Cost of product sales	4,811	15,347	15,081	19,452	25,581	14,138	8,772
Research and development	10,889	8,902	12,956	26,687	32,657	18,928	6,584
Selling, general and administrative	3,439	3,713	4,939	7,459	8,063	4,634	5,039
Operating loss	(6,811)	(3,493)	(10,635)	(30,240)	(42,898)	(24,931)	(10,175)
Interest expense	—	—	—	4	489	106	60
Other income (expense)	—	—	—	—	10	10	(70)
Provision for income tax	—	—	—	—	1	—	1
Net loss	$(6,811)	$(3,493)	$(10,635)	$(30,244)	$(43,378)	$(25,027)	$(10,306)

Basic and diluted net loss per share						$(1.42)	$(0.58)

Weighted average number of shares—basic and diluted						17,655	17,655

	April 30,					October 31, 2002
	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$2	$4	$177	$10,261
Working capital	3,177	11,545	14,364	11,338	(3,375)	14,457
Total assets	7,646	18,597	23,399	32,815	28,159	49,379
Long-term obligations, less current portion	—	—	—	183	127	40
Total equity	6,794	15,866	19,357	23,992	10,271	40,566

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations together with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, manufacture and supply integrated fuel systems to original equipment manufacturers for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 15,000 fuel systems for alternative fuel vehicles, primarily to General Motors, which in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

We classify our business operations into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenues through the sale of compressed natural gas (CNG) and propane (LPG) fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of its products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to the OEMs so that its fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates limited revenues through the sale of fuel cell-related fuel storage, fuel delivery and electronic control systems to OEMs, and the installation of its products into OEM vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to the OEMs so that its fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales was reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications. Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

For the fiscal years ended April 30, 2001 and 2002 and the six months ended October 31, 2002, revenues related to sales of our products to and contracts with General Motors and its affiliates represented 98.7%, 79.9% and 72.1% of our total revenues for these periods.

We recognize revenue for product sales when goods are shipped in accordance with our shipping terms. Contract revenues are recognized based on the percentage of completion method. Corporate expenses represent a sub-category of selling, general and administrative expense. Corporate expenses consist of general and administrative expense incurred at the corporate level.

We expense all research and development when incurred. Research and development expense includes both customer-funded research and development and company-sponsored research and development. For segment reporting purposes, research and development expense is allocated to the Alternative Fuels and Fuel Cell Systems segments when the expense can be identified with those segments. Advanced Research & Product Development is a sub-category of research and development expense and represents company-sponsored research and development that is not allocated to the Alternative Fuels or Fuel Cell Systems reporting segments. Customer-funded research and development consists primarily of expenses associated with contract revenue. These expenses include application development costs in Quantum funded under customer contracts. We will continue to require significant research and development expenditures over the next several years in order to commercialize our products for fuel cell applications.

General Motors Relationship.  Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, we and General Motors will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors will endorse our company as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands upon the relationship that has been in place between General Motors and Quantum (as IMPCO’s Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for their alternative fuel vehicle products.

In connection with our strategic alliance, we issued to General Motors an aggregate of 3,513,439 shares of our Series A common stock, representing 19.9% of our total outstanding equity following such issuance, for consideration of a nominal cash contribution and access to certain General Motors’ proprietary information. Under the alliance, we have committed to provide minimum amounts of annual funding to projects approved under the alliance. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenues with General Motors on fuel cell system-related products that are sold to General Motors or third parties.

Separation from IMPCO.  We were incorporated under the laws of the State of Delaware on October 13, 2000, as a wholly-owned subsidiary of IMPCO. IMPCO conducted our business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO completed the distribution and spin-off of Quantum by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. Prior to the distribution, we entered into several agreements with IMPCO with respect to, among other things, intellectual property, interim services and a number of ongoing commercial relationships. The interim services agreement provides for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services are not expected to extend beyond six months from the distribution date. The pricing terms for goods and services covered by the commercial agreements reflect negotiated prices.

Our historical financial statements include allocations of certain IMPCO corporate headquarters’ assets, liabilities, and expenses relating to our business operations that were transferred from IMPCO in connection with the spin-off. General corporate overhead has been allocated either based on the ratio of our headcount to IMPCO’s total headcount, on our revenue as a percentage of IMPCO’s total revenue, or specifically identified costs. General corporate overhead primarily includes salary and expenses for executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $2,126,000, $3,117,000 and $3,209,000 in 2000, 2001 and 2002, respectively. Management believes the costs of these services charged to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. As a result of the spin-off, we will perform these functions using our own resources or purchased services.

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business transferred to us from IMPCO as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

Income Taxes.  Income taxes were calculated as if we filed separate tax returns. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, warranty and recall obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

We recognize revenue and profit as work progresses on long-term, fixed price contracts for product application development using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because we can make reasonably dependable estimates of the revenue and costs applicable to various stages of a contract. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known.

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Results of Operations

Three and six months ended October 31, 2001 and 2002

Net revenues and operating loss for our business for the three and six months ended October 31, 2001 and 2002 were as follows:

	Revenues
	Three Months ended October 31,		Six Months ended October 31,
	2001	2002	2001	2002
		(in thousands)
Alternative Fuels	$5,208	$3,386	$11,619	$6,849
Fuel Cell Systems	631	2,216	1,150	3,371
Advanced Research & Product Development	—	—	—	—
Corporate Expenses(1)	—	—	—	—

Total	$5,839	$5,602	$12,769	$10,220

	Operating Loss
	Three Months ended October 31,		Six Months ended October 31,
	2001	2002	2001	2002
		(in thousands)
Alternative Fuels	$(5,729)	$(2,749)	$(9,453)	$(4,421)
Fuel Cell Systems	(4,054)	(450)	(8,241)	(1,038)
Advanced Research & Product Development	(2,587)	(404)	(5,199)	(701)
Corporate Expenses(1)	(1,327)	(2,013)	(2,038)	(4,015)

Total	$(13,697)	$(5,616)	$(24,931)	$(10,175)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenues decreased $0.2 million, or 3.4%, from $5.8 million in the second quarter of fiscal year 2002 to $5.6 million in the second quarter of fiscal year 2003. Net revenues decreased $2.5 million, or 20.3%, from $12.8 million in the first half of fiscal year 2002 to $10.2 million in the first half of fiscal year 2003.

Alternative Fuels.  Product sales for the Alternative Fuels segment decreased $1.7 million, or 37.0%, from $4.6 million in the second quarter of fiscal year 2002 to $2.9 million in the second quarter of fiscal year 2003. Product sales decreased $3.4 million, or 37.0%, from $9.2 million in the first half of fiscal year 2002 to $5.8 million in the first half of fiscal year 2003. Product sales consist of sales associated with General Motors’ mid-size automobiles, pick-up trucks, and vans equipped with our bi-fuel and compressed natural gas fuel systems and General Motors’ medium duty trucks equipped with dedicated liquid propane gas kits. The decrease in product sales was due to lower sales of GM midsize automobiles, medium duty trucks and vans, partially offset by higher sales of pick-up trucks. System sales for midsize automobiles during the second quarter of fiscal year 2003 were lower due to a delay in vehicle deliveries by General Motors. We anticipate increases in alternative fuel system product sales during the second half of fiscal year 2003 as a result of this delay in model year 2003 vehicles.

Cost of product sales decreased $3.0 million, or 40.0%, from $7.5 million in the second quarter of fiscal year 2002 to $4.5 million in the second quarter of fiscal year 2003. The decrease in cost of product sales was due to a $0.5 million decrease in manufacturing overhead mainly due to cost cutting efforts, a $1.3 million decrease in material costs related to the lower sales volume, and a $1.2 million decrease in direct labor and other indirect production costs, including warranty reserve, inventory obsolescence, and freight charges.

Cost of product sales decreased $6.0 million, or 42.6%, from $14.1 million in the first half of fiscal year 2002 to $8.1 million in the second half of fiscal year 2003. The decrease in cost of product sales was due to a $1.7 million decrease in manufacturing overhead mainly due to cost cutting efforts, a $2.4 million decrease in material costs related to the lower sales volume, and a $1.9 million decrease in direct labor and other indirect production costs, including warranty reserve, inventory obsolescence, and freight charges.

Gross profits on product sales increased $1.5 million, or 50.0%, from a negative $3.0 million in the second quarter of fiscal year 2002 to a negative $1.5 million in the second quarter of fiscal year 2003, due to a 13.8% decrease in cost of product sales as a percentage of sales.

Gross profits on product sales increased $2.7 million, or 54.0%, from a negative $5.0 million in the first half of fiscal year 2002 to a negative $2.3 million in the first half of fiscal year 2003, due to a 14.1% decrease in cost of product sales as a percentage of sales.

Contract revenue related to alternative fuels decreased $0.2 million, or 33.3%, from $0.6 million in the second quarter of fiscal year 2002 to $0.4 million in the second quarter of fiscal year 2003. Contract revenues decreased $1.4 million, or 58.3%, from $2.4 million in the first half of fiscal year 2002 to $1.0 million in the first half of fiscal year 2003. The decrease is due to a decline in the number and scope of General Motors’ alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time. Contract revenue is used primarily for system development and application engineering of our products under funded General Motors and other OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenues included in our Alternative Fuels division unit decreased $0.8 million, or 72.7%, from $1.1 million in the second quarter of fiscal year 2002 to $0.3 million in the second quarter of fiscal year 2003. Research and development associated with cost of contract revenues decreased $2.0 million, or 76.9%, from $2.6 million in the first half of fiscal year 2002 to $0.6 million in the first half of fiscal year 2003. The decrease is primarily due to the lower contract revenues, engineering efficiencies due to the model year rollover of the contracts and cost cutting measures instituted in the second and third quarters of fiscal year 2002.

Operating loss decreased by $3.0 million, or 52.6%, from $5.7 million in the second quarter of fiscal year 2002 to $2.7 million in the second quarter of fiscal year 2003. The decrease in loss was attributable to a $0.6 million decrease in research and development expenses, a $1.5 million decrease in negative gross profit on product sales, and a $0.9 million decrease in general and administrative expenses, partially offset by a $0.2 million decrease in contract revenue.

Operating loss decreased by $5.1 million, or 53.7%, from $9.5 million in the first half of fiscal year 2002 to $4.4 million in the first half of fiscal year 2003. The decrease in loss was attributable to a $2.1 million decrease in research and development expenses, a $2.6 million decrease in negative gross profit on product sales, and a $1.8 million decrease in general and administrative expenses, partially offset by a $1.4 million decrease in contract revenue.

Fuel Cell Systems.  Revenues for the Fuel Cell Systems segment increased by $1.6 million, or 266.7%, from $0.6 million in the second quarter of fiscal year 2002 to $2.2 million in the second quarter of fiscal year 2003. Revenues increased by $2.3 million, or 209.1%, from $1.1 million in the first half of fiscal year 2002 to $3.4 million in the first half of fiscal year 2003. Product sales were $0.9 million in the second quarter of fiscal year 2003. There were no fuel cell product sales during the first half of fiscal year 2002. Product sales were $0.9 million in the first half of fiscal year 2003. Product sales consist of sales associated with Toyota Motor Company’s fuel cell SUV platform equipped with our hydrogen fuel metering and fuel storage systems. These product sales during the second quarter of 2003 contributed $0.2 million in gross profit.

Contract revenue for the Fuel Cell Systems segment increased $0.8 million, or 133.3%, from $0.6 million in the second quarter of fiscal year 2002 to $1.4 million in the second quarter of fiscal year 2003. Contract revenues increased $1.4 million, or 127.3%, from $1.1 million in the first half of fiscal year 2002 to $2.5 million in the first half of fiscal year 2003. The increase was due to our participation in new fuel cell system developmental programs for automotive OEM programs and hydrogen refueling systems. Contract revenue is used primarily for system development and application engineering of our products under funded OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenues included in our Fuel Cell Systems segment increased $0.3 million, or 75.0%, from $0.4 million in the second quarter of fiscal year 2002 to $0.7 million in the second quarter of fiscal year 2003. Research and development associated with cost of contract revenues increased $0.4 million, or 44.4%, from $0.9 million in the first half of fiscal year 2002 to $1.3 million in the second quarter of fiscal year 2003. The increase is primarily due to development efforts to support the customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment decreased by $2.9 million, or 69.1%, from $4.2 million in the second quarter of fiscal year 2002 to $1.3 million in the second quarter of fiscal year 2003. Internally funded research and development expense decreased by $6.2 million, or 72.9%, from $8.5 million in the first half of fiscal year 2002 to $2.3 million in the first half of fiscal year 2003. The decrease in internally funded research and development primarily relates to a decrease for fuel storage, fuel delivery systems, and vehicle integration for fuel cell-related programs primarily due to cost cutting measures, and less significantly by an increase in research and development funded under customer programs, and a decrease in direct and indirect support costs.

Operating loss for the Fuel Cell Systems segment decreased by $3.6 million, or 87.8%, from $4.1 million in the second quarter of fiscal year 2002 to $0.5 million in the second quarter of fiscal year 2003. The decrease in loss was attributable to a $2.7 million decrease in research and development expenses, a $0.7 million increase in contract revenue, and a $0.2 million increase in gross profit on product sales.

Operating loss for the Fuel Cell Systems segment decreased by $7.2 million, or 87.8%, from $8.2 million in the first half of fiscal year 2002 to $1.0 million in the first half of fiscal year 2003. The decrease in loss was attributable to a $5.8 million decrease in research and development expenses, a $1.4 million increase in contract revenue, and a $0.2 million increase in gross profit on product sales, partially offset by a $0.2 million increase in sales and marketing expenses.

Advanced Research & Product Development.  Research and development expense decreased by $2.2 million, or 84.6%, from $2.6 million in the second quarter of fiscal year 2002 to $0.4 million in the second quarter of fiscal year 2003. Research and development expense decreased by $4.5 million, or 86.5%, from $5.2 million in the first half of fiscal year 2002 to $0.7 million in the first half of fiscal year 2003. The decrease in research and development primarily relates to a decrease in advanced engineering for component development work and support costs for vehicle integration activities primarily due to cost cutting measures instituted in the second and third quarters of fiscal year 2002.

Corporate Expenses.  Corporate expenses increased by $0.6 million, or 46.2%, from $1.3 million in the second quarter of fiscal year 2002 to $1.9 million in the second quarter of fiscal year 2003. Corporate expenses increased by $2.0 million, or 100.0%, from $2.0 million in the first half of fiscal year 2002 to

$4.0 million in the first half of fiscal year 2003. The fiscal year 2002 results reflect only the corporate allocation from IMPCO of $1.3 million and $2.0 million for the second quarter and first half of the fiscal year. The increase for both the second quarter and first half of fiscal year 2003 is due to the amortization expense and additional corporate expenses necessary to support a stand-alone company. The level of resources required to support our operations on a stand-alone basis has been equivalent to the level of resources allocated from IMPCO, combined with the dedicated administrative resources provided at the Quantum level during the prior year. Also, in fiscal year 2002 we had expended more direct and indirect resources supporting research and development activities than on the traditional general and administrative support activities needed for a stand-alone company. In fiscal year 2003, we realigned these resources to support these more traditional general and administrative activities. The amortization expense related to our intangible asset in the second quarter and first half of fiscal year 2003 was approximately $358,000 and $389,000, respectively. The expected amortization expense for the full fiscal year is approximately $1.1 million.

Operating losses decreased by $8.1 million, or 59.1%, from $13.7 million in the second quarter of fiscal year 2002 to $5.6 million in the second quarter of fiscal year 2003. The decrease in loss was attributable to a $3.0 million decrease in the operating loss of the Alternative Fuels segment, a $3.6 million decrease in operating loss for the Fuel Cell Systems segment, and a $2.2 million decrease in the loss of the Advanced Research & Product Development segment, partially offset by a $0.6 million increase in the operating loss of the Corporate Expenses segment.

Operating losses decreased by $14.7 million, or 59.0%, from $24.9 million in the first half of fiscal year 2002 to $10.2 million in the first half of fiscal year 2003. The decrease in loss was attributable to a $5.1 million decrease in the operating loss of the Alternative Fuels segment, a $7.2 million decrease in operating loss for the Fuel Cell Systems segment, and a $4.5 million decrease in the operating loss of the Advanced Research & Product Development segment, partially offset by a $2.0 million increase in the operating loss of the Corporate Expenses segment.

Interest Expense.  Interest expense remained flat during the second quarter of fiscal year 2003 compared to the second quarter of fiscal year 2002. Interest expense increased $0.1 million for the first half of fiscal year 2003 compared to the first half of fiscal year 2002.

Provision for Income Taxes.  Income tax expense remained flat due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense for fiscal year 2003 will be the same as fiscal year 2002 as we expect to continue to incur operating losses.

Years ended April 30, 2001 and 2002

Net revenues and operating loss for our business for the years ended April 30, 2001 and 2002 were as follows:

	Revenues		Operating Loss
	Year ended April 30,		Year ended April 30,
	2001	2002	2001	2002
		(in thousands)
Alternative Fuels	$22,595	$19,014	$(3,929)	$(13,404)
Fuel Cell Systems	763	4,389	(15,171)	(12,943)
Advanced Research & Product Development	—	—	(8,023)	(11,677)
Corporate Expenses(1)	—	—	(3,117)	(4,874)

Total	$23,358	$23,403	$(30,240)	$(42,898)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenues remained flat at $23.4 million for fiscal year 2001 and fiscal year 2002.

Alternative Fuels.  Product sales for the Alternative Fuels segment increased $0.1 million, or 0.7%, from $15.4 million in fiscal year 2001 to $15.5 million in fiscal year 2002. The slight increase in product sales was generated mainly by higher service parts sales. Product sales also increased slightly due to higher sales of GM vans, partially offset by lower sales of pick-up trucks, midsize automobiles, and medium duty trucks.

Cost of product sales increased $6.1 million, or 31.3%, from $19.5 million in fiscal year 2001 to $25.6 million in fiscal year 2002. The increase in cost of product sales was due to a $1.4 million increase in inventory reserves, of which $0.6 million was related to a “lower of cost-or-market” reserve for the General Motors pick-up truck application and $0.5 million related to increases in the provision for obsolescence, $1.4 million in higher material cost related to product mix, a $1.0 million increase in warranty reserves due to increased vehicle sales and higher warranty claims experienced, primarily in our medium duty applications, a $1.8 million increase in labor and manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $0.2 million increase in freight charges, and a $0.2 million increase in production related scrap. The “lower of cost-or-market” reserve on the General Motors pick-up truck application is due to a fixed sales price and a higher than expected material cost. The higher than expected material cost is due to lower anticipated volumes and no firm sales commitment from General Motors. As such, once product is received for this application, we immediately reduce our inventory value to reflect the selling price of the application. We expect the level of the “lower of cost-or-market” adjustment to be lower in the future as a result of pricing increases on the pick-up truck application.

Gross profits on product sales decreased $6.1 million, or 152.5%, from a negative $4.0 million in fiscal year 2001 to a negative $10.1 million in fiscal year 2002 due to a $6.1 million increase in cost of product sales.

Contract revenues related to alternative fuels decreased $3.6 million, or 50.7%, from $7.1 million in fiscal year 2001 to $3.5 million in fiscal year 2002. The decrease is due to a decline in the number and scope of General Motors’ alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time.

Research and development associated with cost of contract revenues included in our Alternative Fuels segment decreased $1.0 million, or 21.3%, from $4.7 million in fiscal year 2001 to $3.7 million in fiscal year 2002. The decrease is primarily due to the lower contract revenues and cost cutting measures instituted in the second and third quarters of fiscal year 2002. This decrease was partially offset by $1.3 million in cost overruns on the CNG pick-up truck programs and the cancellation of the GM LPG pick-up program.

Operating loss increased by $9.5 million, or 243.6%, from $3.9 million in fiscal year 2001 to $13.4 million in fiscal year 2002. The increase in loss was attributable to a $6.1 million decrease in gross profit on products sales, a $3.6 million decrease in contract revenue, and a $0.8 million increase in general and administrative expenses, partially offset by a $1.0 million decrease in cost of contract revenue.

Fuel Cell Systems.  Contract revenues for the Fuel Cell Systems segment increased by $3.6 million, or 450.0%, from $0.8 million in fiscal year 2001 to $4.4 million in fiscal year 2002. The increase is due to new OEM fuel cell system developmental programs for automotive and hydrogen refueling systems.

Research and development associated with cost of contract revenues included in our Fuel Cell Systems segment increased $1.8 million, or 200.0%, from $0.9 million in fiscal year 2001 to $2.7 million in fiscal year 2002. The increase is primarily due to development efforts to support customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment increased by $1.5 million, or 11.5%, from $13.1 million in fiscal year 2001 to $14.6 million in fiscal year 2002. The increase in internally funded research and development primarily relates to an increase for fuel storage and fuel delivery systems for fuel cell-related programs and an increase in direct and indirect support costs.

Operating loss for the Fuel Cell Systems segment decreased by $2.3 million, or 15.1%, from $15.2 million in fiscal year 2001 to $12.9 million in fiscal year 2002. The decrease in loss was attributable to a $3.6 million increase in contract revenues and a $1.9 million decrease in general and administrative expenses, partially offset by a $3.2 million increase in research and development expenses.

Advanced Research & Product Development.  Research and development expense increased by $3.7 million, or 46.3%, from $8.0 million in fiscal year 2001 to $11.7 million in fiscal year 2002. The increase relates to a $2.8 million increase attributable to additional facilities and additional research and development support activities, and a $0.8 million increase in product application development support costs.

Corporate Expenses.  Corporate expenses increased by $1.8 million, or 58.1%, from $3.1 million in fiscal year 2001 to $4.9 million in fiscal year 2002. The increase for fiscal year 2002 was mainly due to nonrecurring charges of $2.0 million for legal and consulting services associated with the spin-off transaction, the strategic alliance with General Motors and legal proceedings related to patent infringement described in “Business—Legal Proceedings.”

Operating losses increased by $12.7 million, or 42.1%, from $30.2 million in fiscal year 2001 to $42.9 million in fiscal year 2002. The increase was attributable to a $9.5 million increase in the operating loss of the Alternative Fuels segment, a $3.7 million increase in the loss of the Advanced Research & Product Development segment, and a $1.8 million increase in the loss of the Corporate Expenses segment, partially offset by a $2.2 million decrease in operating loss for the Fuel Cell Systems segment. We anticipate our operating loss for fiscal year 2003 will be less than experienced in fiscal year 2002, as a result of staff and cost reductions implemented during the second and third quarters of fiscal year 2002, higher contract revenues and improved pricing on production programs.

While we did not have any amortization charges during fiscal year 2002, we expect that such charges will be substantial in future years as a result of our strategic alliance with General Motors. We recorded the value of the shares issued to General Motors as an intangible asset at fair market value on the date of distribution. We will amortize this value over the ten year term of the strategic alliance.

Interest Expense.  Interest expense increased $484,275 from $4,167 in fiscal year 2001 to $488,442 in fiscal year 2002. The increase was due to a higher level of capital leases and the borrowing under our line of credit facility. We anticipate that interest expense for fiscal year 2003 will be lower than levels experienced during fiscal year 2002 due to lower anticipated levels of outstanding debt.

Provision for Income Taxes.  Income tax expense increased slightly to $800 to record our minimum state income tax liability. No additional expense was charged due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense will be the same for the next fiscal year as we expect to continue to incur operating losses. Income taxes in our financial statements have been calculated on a separate tax return basis. The tax credits and net operating losses incurred through the date of the distribution will remain with IMPCO.

Years ended April 30, 2000 and 2001

Net revenues and operating loss for our business for the years ended April 30, 2000 and 2001 were as follows:

	Revenues		Operating Loss
	Year ended April 30,		Year ended April 30,
	2000	2001	2000	2001
		(in thousands)
Alternative Fuels	$22,114	$22,595	$(1,183)	$(3,929)
Fuel Cell Systems	227	763	(409)	(15,171)
Advanced Research & Product Development	—	—	(6,917)	(8,023)
Corporate Expenses(1)	—	—	(2,126)	(3,117)

Total	$22,341	$23,358	$(10,635)	$(30,240)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenues increased $1.1 million, or 4.9%, from $22.3 million in fiscal year 2000 to $23.4 million in fiscal year 2001.

Alternative Fuels.  Product sales increased $2.3 million, or 17.6%, from $13.1 million in fiscal year 2000 to $15.4 million in fiscal year 2001. This increase was primarily due to an increase in unit sales to General Motors.

Cost of product sales increased $4.4 million, or 29.0%, from $15.1 million in fiscal year 2000 to $19.5 million in fiscal year 2001. This increase in cost of product sales was due to $1.4 million in higher material cost related to higher production volume, a $1.3 million increase in manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $0.5 million increase in production related scrap, a $0.4 million increase in additions to the provision for inventory obsolescence, a $0.3 million increase in additional direct labor for assembled products, and a $0.2 million increase in freight charges. Warranty reserves increased by $0.4 million during the year due to the increased number of vehicles placed into service. Provision for inventory obsolescence is made for each model year based on inventory levels necessary to provide for future warranty and service parts, as well as for parts that cannot be transferred to the next model year program.

Gross profits on product sales decreased $2.0, or 100%, from a negative $2.0 million in fiscal year 2000 to a negative $4.0 million in fiscal year 2001, primarily due to a $4.4 million increase in cost of product sales, offset partially by a $2.3 million increase in product sales.

Contract revenues related to alternative fuels decreased $1.9 million, or 21.1%, from $9.0 million in fiscal year 2000 to $7.1 million in fiscal year 2001. This decrease was primarily due to lower contract levels, which reflect efficiencies that result from our ability to transfer knowledge between prior model year and current model year contracts. Additionally, the contract revenues recognized on pick-up truck platforms declined due to an expanded scope of the 2001 program to include the 2002 model year, which includes higher engineering costs to complete without a commensurate increase in the contract value.

Research and development associated with cost of contract revenues included in our Alternative Fuels segment decreased $0.9 million, or 16.1%, from $5.6 million in fiscal year 2000 to $4.7 million in fiscal year 2001. The decrease for fiscal year 2001 is due to reduced revenue of $1.9 million, partially offset by a decrease in margin from 38.2% to 34.7%. The decrease in margin is primarily due to $0.6 million in cost overruns on the CNG and LPG pick-up truck development programs.

Operating loss increased by $2.7 million, or 225.0%, from $1.2 million in fiscal year 2000 to a $3.9 million loss in fiscal year 2001. The increase in loss was attributable to a $2.0 million decrease in gross profit on products sales and a $1.9 million decrease in contract revenue, partially offset by a $0.9 million decrease in cost of contract revenue and a $0.3 million decrease in sales and marketing expense.

Fuel Cell Systems.  Contract revenues for the Fuel Cell Systems segment increased by $0.6 million, or 300.0%, from $0.2 million in fiscal year 2000 to $0.8 million in fiscal year 2002. The increase is due to new OEM fuel cell system developmental programs for automotive OEMs and government programs.

Research and development associated with cost of contract revenues included in our Fuel Cell Systems segment increased $0.7 million, or 350.0%, from $0.2 million in fiscal year 2000 to $0.9 million in fiscal year 2002. The increase is primarily due to development efforts to support the customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment increased by $12.7 million, or 3,175.0%, from $0.4 million in fiscal year 2000 to $13.1 million in fiscal year 2001. The increase in research and development primarily relates to a $9.9 million increase for fuel storage, fuel delivery systems, and vehicle integration for fuel cell OEM programs and a $2.4 million increase attributable to additional facilities and additional research and development activities to support the fuel cell OEM programs. In order to satisfy the anticipated increased OEM demand, we opened four additional facilities to expand our testing capabilities and vehicle integration capacity.

Operating loss for the Fuel Cell Systems segment increased by $14.8 million, or 3,700.0%, from $0.4 million in fiscal year 2000 to $15.2 million in fiscal year 2001. The increase in loss was attributable to a $13.4 million increase in research and development expenses, and a $1.8 million increase in employment fees and relocation related to our headcount increase.

Advanced Research & Product Development.  Research and development expense increased by $1.1 million, or 16.0%, from $6.9 million in fiscal year 2000 to $8.0 million in fiscal year 2001. The increase relates to a $1.7 million increase in product application development support costs, partially offset by a $0.6 million decrease in fuel metering research and development activities.

Corporate Expenses.  Corporate expenses increased by $1.0 million, or 47.6%, from $2.1 million in fiscal year 2000 to $3.1 million in fiscal year 2001. Corporate expenses represents the $3.1 million allocated from IMPCO for fiscal year 2001 for our proportional share of the corporate expenses incurred at IMPCO. This reflects a $1.0 million increase from the previous year.

Operating losses increased by $19.6 million, or 184.9%, from $10.6 million in fiscal year 2000 to $30.2 million in fiscal year 2001. The increase was attributable to a $14.8 million increase in the loss of the Fuel Cell Systems segment, a $2.7 million increase in the operating loss of the Alternative Fuels segment, a $1.1 million increase in the loss of the Advanced Research & Product Development segment, and a $1.0 million increase in the loss of the Corporate Expenses segment.

Interest Expense.  Interest expense increased $4,167 from $0 in fiscal year 2000 to $4,167 in fiscal year 2001.

Provision for Income Taxes.  Income tax expense remained flat as no expense was charged due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. Income taxes in our financial statements have been calculated on a separate tax return basis.

Liquidity and Capital Resources

We have historically used cash generated from IMPCO’s operations, bank financings and investments from IMPCO to fund capital expenditures and research and development, as well as to invest in and operate our existing operations and new businesses. Until fiscal year 2002, we had been funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, we became a co-borrower with IMPCO of $12.0 million on a debt facility with Bank of America. On April 30, 2001, IMPCO amended its credit facility with Bank of America NT&SA to include a $5.0 million line of credit for our use. We and IMPCO were co-borrowers on this line of credit, and it was secured by our assets. In September 2001, the credit facility with Bank of America was amended to allow us to increase our use of the line of credit from $5.0 million to $15.0 million. On June 24, 2002, IMPCO amended its credit facility with Bank of America to remove us as a co-borrower under the line of credit and to release the pledge of our assets under the facility, effective upon completion of the distribution.

Prior to the distribution, IMPCO made an additional capital investment of $15.0 million in cash, plus an assumption of our debt facility of $8.6 million. As of October 31, 2002, we had no material indebtedness or commitments for capital expenditures.

We believe that our cash flow from operations, available cash and the net proceeds of this offering will be adequate to meet our current liquidity needs. We currently anticipate that we will require additional sources of financing in order to continue operations beyond the near term and complete the development and commercialization of our products and technologies. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all.

Net cash used in operating activities was $7.0 million in the first half of fiscal year 2003 as compared to $23.8 million for the same period of fiscal year 2002. The decrease in cash used in operating activities resulted primarily from the net operating loss for the first six months of fiscal year 2003 of $10.3 million as compared to the net operating loss of $25.0 million for the same period in fiscal year 2002. In addition, there was a decrease in cash used in operating activities due to a $1.5 million decrease in inventories in the first half of fiscal year 2003 compared to a $3.8 million increase in same period of fiscal year 2002. The decrease in inventories is due to better inventory management and consolidation of parts being sold in production. On November 27, 2002, we made a $2.4 million final payment for legal services provided to us in connection with the distribution and spin-off and patent application and litigation related to our patents. These amounts have been previously accrued and are fully accrued at October 31, 2002. Although we expect that our use of cash in operating activities for the entire fiscal year 2003 will be lower than experienced in the entire fiscal year 2002 as a result of staff and cost reductions implemented in the second and third quarters of fiscal year 2002, we do not expect any significant incremental benefit from our working capital management policies over what we have already received during the fiscal year 2003, as we believe that further improvement in inventory levels will be offset by a decrease in accounts payable.

Net cash used in operating activities was $34.5 million in fiscal year 2002 as compared to $25.8 million for fiscal year 2001. The increase in cash used in operating activities resulted primarily from the net operating loss for fiscal year 2002 of $43.4 million as compared to the net operating loss of $30.2 million for fiscal year 2001. Partially offsetting this increase was a $5.2 million decrease in accounts receivable due to increased collection efforts and $0.9 million decrease in other current assets.

Net cash used in investing activities in the first half of fiscal year 2003 was $0.6 million, a decrease of $2.2 million from the same period in fiscal year 2002. The decrease is a result of the completion of the initial expansion plans in the prior two fiscal years as well as a realigning of our investment priorities with our available liquidity.

Net cash used in investing activities in fiscal year 2002 was $3.4 million, a decrease of $5.7 million from fiscal year 2001. The decrease was a result of the completion of a majority of the initial expansion plans in the prior fiscal year as well as a realigning of our investment priorities with our available liquidity.

Net cash provided by financing activities in the first half of fiscal year 2003 was $17.6 million as compared to $26.9 million for the same period of fiscal year 2002. This decrease was due to lower net advances from IMPCO, partially offset by a $15.0 million cash infusion from IMPCO as compared to the same period in the prior year.

Net cash provided by financing activities for fiscal year 2002 was $38.1 million as compared to $34.9 million for fiscal year 2001. This increase was due to advances on our line of credit in the amount of $8.6 million. The increase was partially offset by a decrease of $5.2 million in advances from IMPCO from 2002 to 2001.

The ratio of current assets to current liabilities was 2.7:1 at October 31, 2002 and 0.8:1 at April 30, 2002. During the first six months of fiscal year 2003, our total working capital increased by $17.9 million from a negative $3.4 million at the end of fiscal year 2002 to $14.5 million at October 31, 2002.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from exposures to changes in interest rates due to our financing, investing and cash management activities. Specifically, our cash and cash equivalents are subject to fluctuations in interest rates. Based on our cash balance at October 31, 2002, a 1% decrease in interest rates would result in reduced annual interest income of approximately $100,000.

To date, we have not used any derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest rates. We are not a party to leveraged derivatives and do not hold or issue financial investments for speculative purposes.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We adopted FAS 141 and FAS 142 as of May 1, 2002. The adoption of FAS 141 and FAS 142 did not have a significant impact on our financial position and results of operations.

In August of 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 143, “Accounting for Asset Retirement Obligations.” SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS 143, which is effective for fiscal years beginning after June 15, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted FAS 144 as of May 1, 2002 and the adoption of the Statement did not have a significant impact on our financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Exit or Disposal Activities.” SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The provisions of EITF Issue No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue No. 94-3 prior to the adoption of SFAS 146. Adopting the provisions of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

BUSINESS

Overview

We design, manufacture and supply integrated fuel systems to original equipment manufacturers (OEMs) for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 15,000 fuel systems for alternative fuel vehicles, primarily to General Motors who in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. Our products and services consist primarily of fuel storage, fuel delivery and electronic control systems, as well as system integration services for alternative fuel vehicles, fuel cell applications and hydrogen refueling products. We offer the following products and services to enable the development and commercialization of these systems:

•	fuel storage—advanced composite, ultra-lightweight tanks that provide cost-effective storage of hydrogen or natural gas;

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ fuel cell or engine requirements; and

•	systems integration—services to integrate gaseous fuel storage, delivery and electronic control components to meet OEM requirements.

The current market for our integrated gaseous fuel systems for alternative fuel applications is the expanding global market for passenger and fleet vehicles powered by internal combustion engines using natural gas or propane. Based on the size and growth rate for alternative fuel vehicles across the globe, we have focused our marketing efforts in Asia-Pacific, Europe, South America, and North America. We believe that the market for our fuel cell enabling technologies will develop over the next five years in conjunction with the expected commercialization of fuel cells. We plan to continue the development of our fuel cell enabling technologies to meet this market opportunity. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. We plan to focus our fuel cell enabling technology marketing efforts on North America, Europe, and Asia-Pacific.

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle industry and emerging fuel cell industry to strengthen our global business position. We have focused our strategic alliances on expanding our market opportunities and advancing the development of our technologies. We currently have strategic marketing alliances with General Motors and IMPCO. We have technology development alliances with General Motors and ATK Thiokol Propulsion focused on the development of enabling technologies for hydrogen fuel cell vehicles.

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO. On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of our common stock owned by IMPCO. Each IMPCO stockholder received one share of our common stock for each share of IMPCO common stock owned as of July 5, 2002, the record date for the distribution. Immediately prior to the distribution, IMPCO transferred to us substantially all of the operations, assets and liabilities constituting IMPCO’s automotive OEM business, which had been operated by IMPCO as its Quantum division.

Alternative Fuel Industry

Overview

Three independent market factors—economics, energy independence and environmental concerns—are driving the development of the alternative fuel industry. We believe the price differential between propane or natural gas and gasoline is a key driver of the economics of the alternative fuel market. The price of traditional liquid fuels, such as gasoline, is typically two to three times that of natural gas or propane in our target markets. By purchasing propane or natural gas vehicles, customers can take economic advantage of the fuel price differential while reducing harmful vehicle emissions. Based on these cost differentials, we believe that end users could recoup the price premium of a typical alternative fuel vehicle in less than 18 months.

Among the most active transportation companies taking advantage of these economics are taxi companies, transit and shuttle bus companies, and delivery fleets. Because of the global price differential in favor of gaseous fuels compared to gasoline, the availability of gaseous fuels in third-world markets and their lower pollutants, the alternative fuel vehicle market potential is growing rapidly.

In addition to economics, energy independence is a significant driver for the alternative fuel market. Many countries have significant natural gas reserves and seek to use alternative fuels to reduce their dependence on imported oil and reduce their unfavorable balance of payments. Natural gas is generally consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. Developing alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline. For example, the Egyptian government realized that rather than relying solely on petroleum for its transportation needs, it could use natural gas in vehicles to free some of its oil production for export.

Governmental emission regulations, which support the use of clean burning alternative fuels, are also contributing to industry growth. The negative environmental impact associated with liquid fuels further increases the demand for systems that use clean burning fuels. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. The U.S. Department of Energy estimates that OEM vehicles fueled with natural gas emit 80% less carbon monoxide and nitrogen oxide than vehicles fueled by reformulated gasoline. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in Mexico City the government has taken steps such as prohibiting the use of certain vehicles on designated days of the week.

In the United States, legislation such as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990 and the Energy Policy Act of 1992 provide goals for energy and efficiency, set strict emission standards, and promote the implementation of alternative fuels and related technologies. Several states, including California, Massachusetts, New York and Vermont, have also adopted legislation targeted at reducing harmful vehicle emissions. In addition, several countries, including Canada, China, Egypt, France, Germany, India, Iran, Italy, Mexico, Pakistan, and the United Kingdom, have enacted or are in the process of enacting air pollution regulations or programs which have the effect of favoring the use of alternative fuels.

Markets

According to the World LP Gas Association and the European Natural Gas Association, there are over 5.6 million gaseous fuel vehicles worldwide, consisting of approximately 4.1 million propane vehicles and approximately 1.5 million natural gas vehicles. In 1999, Frost & Sullivan estimated that the number of propane vehicles in the United States would continue to grow at the historical rate of 1.7% to 1.9% per year through 2005 and that the number of natural gas vehicles in the United States would grow at a compounded annual growth rate of 14.6% per year.

In its International Energy Outlook 2001, the Energy Information Administration of the U.S. Department of Energy has found that interest in expanding the use of alternative fuel vehicles is increasing in many parts of the world. Growth projections, reported by the Energy Information Administration and the International Association for Natural Gas Vehicles in comparison with current data available from the European Natural Gas Vehicle Association, indicate that over two million additional alternative fuel vehicles will be introduced worldwide by 2010. In Europe, alternative fuel vehicles have rapidly penetrated the transportation market. The European Commission has adopted an action plan to achieve a 20% substitution of diesel and gasoline fuels with fuels such as natural gas, propane and hydrogen in the road transport sector by 2020 in the current 15 member states in the European Union. The Mexican Regulatory Commission of Energy estimates that it will be able to increase the penetration of natural gas vehicles from 2,000 in 2000 to 100,000 by 2008.

The Asia-Pacific region is emerging as a significant growth market for alternative fuel vehicles. The International Association for Natural Gas Vehicles in its journal NGV Worldwide reports that in 1999, the Japanese government established a target of introducing 3.4 million “Clean Energy Vehicles” by 2010, of which one million would be natural gas vehicles. The Australian Natural Gas Vehicles Council forecasts that the number of natural gas vehicles in Australia would increase from approximately 2,000 in 2000 to 70,000 by 2010 to complement its growing propane vehicle fleet of over 515,000. South Korea is expected to spend $610 million to put 20,000 natural gas-powered buses in service by 2007. This is in addition to South Korea’s aggressive implementation of propane-fueled vehicles, which comprise over eight percent of the registered motor vehicles in South Korea.

Fuel Cell Industry

Overview

The emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves, and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets. We believe that our fuel cell enabling products of gaseous fuel storage, fuel delivery and electronic control systems along with our fuel system integration experience can be applied in all three of these markets.

A fuel cell is an electrochemical device that produces electricity by combining a hydrogen fuel with oxygen from the air. This electrochemical reaction occurs silently and without combustion with useable heat and water as the only by-products. The system can use as its base fuel either pure hydrogen or hydrogen derived from hydrocarbon fuels such as methanol, natural gas or petroleum using a device called a reformer. A reformer breaks down hydrocarbon fuels using heat and a catalytic process. Regardless of the fuel used to provide hydrogen, the fuel cell system will require on-board hydrogen storage, fuel delivery and electronic controls. Furthermore, a key to optimizing the performance of a fuel cell is proper metering and delivery of hydrogen fuel and air to its fuel stacks and efficient storage of the fuel to maximize its total operation time.

Markets

Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products. These products will be designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power, portable power and related refueling infrastructure markets. According to Frost & Sullivan, the world fuel cell market is projected to grow to $32 billion by 2010.

In the automotive market, each of DaimlerChrysler, Ford, General Motors, Honda, Nissan, Hyundai, and Toyota has recently announced its intention to introduce fuel cell vehicles sometime between 2003 and 2005, with mass production of fuel cell vehicles anticipated by General Motors and Toyota to begin close to the end of the decade. According to Frost & Sullivan, the world automotive fuel cell market is projected to grow to approximately $14 billion by 2010.

In the U.S. alone, 403,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring units from its current installed electricity generating base of 900,000 megawatts. The existing electricity transmission and distribution grid is already overburdened in a number of regions. By locating the power generation close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid. Allied Business Intelligence estimates that the cumulative electrical generating capacity of stationary fuel cells will grow worldwide from 75 megawatts in 2001 to approximately 16,000 megawatts by 2011. Frost & Sullivan projects the world stationary fuel cell market to grow to $10 billion by 2010.

Portable power demands are increasing for a variety of applications, including cellular phones, personal digital assistants, digital cameras, laptop computers, scooters, camping lanterns, lawnmowers, and low power remote generators. The global market for portable power supplies is now served with batteries and small internal combustion engines. Fuel cell technologies have progressed to the point in which they will soon enter the market for these portable applications. Frost & Sullivan projects that the world market for portable fuel cells could reach over $8 billion by 2010.

We believe that additional markets will develop in other areas, including boats, forklifts, golf carts, recreational vehicles, and auxiliary power units. The commercialization of fuel cells in all of these markets will require across-the-board cost reductions for the entire system, including the fuel cell stack, fuel system, balance-of-plant, and assembly. As cost reduction targets are achieved in volume production, we believe that the fuel subsystem will represent approximately 20% of the cost of a fuel cell system.

Industry Challenges

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

A significant hurdle to the rapid commercialization of fuel cell vehicles has been a lack of both cost-effective on-board fuel storage solutions and hydrogen storage and handling codes and standards.

Safety is also a primary concern when dealing with highly compressed gases. The fuel storage systems have to be able to withstand rigorous testing as individual components and as part of the fuel system on the vehicle. Safety concerns apply to the fuel system as a whole including the tank, regulator and fuel lines all needing to comply with safety standards. Additionally, to ensure widespread commercialization, the fuel storage and delivery systems need to provide adequate range, be of acceptable size and shape and perform similarly to conventionally fueled vehicles without unacceptably high cost. An additional hurdle to mass commercialization is the lack of a hydrogen-refueling infrastructure. We believe interim steps will be taken to provide initial refueling infrastructure for demonstration fleets, government programs, commercial fleet operators, and initial consumer commercialization. This initial infrastructure could include mobile refueling units, compact stationary refueling units, and bulk transport trailers.

Business Operations

We develop and manufacture cost-effective and efficient fuel storage, fuel delivery and electronic control systems for OEM alternative fuel passenger and fleet vehicles. We also target the emerging fuel cell industry, which includes the transportation, industrial vehicle, and stationary and portable power generation markets, and the hydrogen-refueling infrastructure to be developed to support fuel cell vehicles. Our capabilities include the following:

•	hydrogen and compressed natural gas fuel storage and safety testing;

•	fuel control devices and technology for gaseous fuels for use in internal combustion engines and fuel cells;

•	electronic control systems and validation;

•	testing procedures to meet a variety of global regulations and emission control standards;

•	research and development;

•	application engineering and validation; and

•	manufacturing and quality assurance.

Products

Our core products include gaseous fuel storage, fuel delivery and electronic controls for use in OEM alternative fuel vehicles and fuel cell applications. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. We continue to improve our products and develop new systems to meet increasingly stringent vehicle operational and durability requirements in automotive OEM fuel cell powered vehicles. We also are developing improved system technologies using injectors, high- and low-pressure regulators, on-board diagnostics, high-performance fuel system control modules, fuel lock-offs and related components for application in the stationary and portable power generation fuel cell markets. We design and manufacture computerized controls, regulators and automatic shut-off equipment, and lightweight, high-pressure hydrogen and natural gas storage tanks using our TriShield technology.

We classify the stages of our product development in the following categories:

•	research & development;

•	prototype;

•	pre-production prototype; and

•	production ready.

Fuel Storage Products.  Our fuel storage products include cylindrical and conformable tanks. We provide lightweight, all-composite storage tank technologies for compressed hydrogen. The lightweight nature of the tank, coupled with high hydrogen mass by volume, improves the range of hydrogen- powered fuel cell vehicles. Our conformable tank maximizes hydrogen storage in a given space, optimizing the volume of hydrogen stored on board. We expect that the remaining product development costs for these products will be approximately $20 to $25 million. The following table describes the features and production stages of our storage products:

Products	Features/Production Stage
TriShield All-Composite Storage Tanks	• Designed for safety, lightweight and cost effectiveness

• Exceeds current regulatory qualification requirements and also meets OEMs’ more stringent requirements for use in natural gas fueled vehicles

• Provides 30% more fuel capacity than comparably sized aluminum tanks, and lower cost than steel tanks

•   The all-composite liner technology acts as a permeation barrier for stored fuel and reduces the possibility of hydrogen embrittlement often present with aluminum or steel liners in the presence of hydrogen

• Production ready for compressed natural gas; production ready for hydrogen in approximately 2003 to 2004

Conformable Storage Tanks	• Designed for safety, lightweight and storage efficiency

• Optimal packaging solution

• Prototype stage; production ready in approximately 2005 to 2007

Fuel Delivery Products.  Our fuel delivery products consist of regulators, injectors and valves. We have designed our in-tank regulator for use with hydrogen for fuel cell applications. Our design provides greater safety by eliminating the need for high-pressure fuel lines outside of the fuel storage tank. The unit is also cost-effective because it incorporates the features of many independent components, thereby eliminating the need to install several separate components. We have designed our patented fuel injector for use with dry gases such as hydrogen, propane or natural gas. Our fuel injector is capable of handling the high flow rates needed in automotive OEM applications, while offering superior durability, longer life, less noise and lower cost than other gaseous fuel injectors. This component also allows for very precise metering of fuel, which is critical to optimizing a fuel cell system. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our fuel delivery products:

Products	Features/Production Stage
In-Tank Regulators	• Reduces the pressure of the fuel stored in the tank at the tank outlet, eliminating the need for high-pressure fuel lines running throughout the system

• Increased safety

• Significant cost reductions versus competitive products

• Prototype stage; production ready for compressed natural gas and hydrogen in approximately 2003 to 2004

Gaseous Fuel Disc Injectors	• Designed specifically for precise gaseous fuel metering to provide superior flow rate and increased durability over existing plunger technologies

• Generally translates into lower costs than competing technologies

• Pre-production prototype stage; production ready for compressed natural gas and propane in 2003 and for hydrogen in 2004

Injector Pressure Regulators	• Provides precise control of fuel required for injection systems in fuel cell applications

• Production ready for compressed natural gas; production ready for hydrogen in approximately 2004

Gas Mass Sensors/Mixture Control Valves	• Measures and controls gaseous fuel and airflow, a critical step in the optimization of fuel cell systems

• Production for compressed natural gas commenced in 1997

Fuel Shut-off Products	• Mechanically or electronically shuts off fuel flow to the system when fuel leakage occurs or when the system is turned off

• Production for compressed natural gas commenced in 1997

Electronic Control Products.  Our electronic control products range from 8 to 32-bit architecture. These units precisely control the flow and pressure of gaseous fuels, such as hydrogen, and other gases, such as air. We currently use these electronic controls, coupled with our proprietary software, to optimize fuel pressure and flow management for fuel cell applications. We believe, however, that there are numerous other potential applications for these controls. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our electronic controls and software products:

Products	Features/Production Stage
Electronic Controls and Proprietary Software	• Manages flow of fuel and air in fuel cell systems to improve optimization of overall system

• Provides closed-loop system control

• Proprietary designs, software and calibration tools to develop, calibrate and optimize fuel cell control systems

• Sensors, actuators and controllers specific to our customers’ needs and specifications

• Production for compressed natural gas commenced in 1997; production ready for hydrogen in approximately 2004

Services

We provide services in the areas of design, development, validation, certification, manufacture and after-sales service support. We provide our customers with the following services to support their programs for transportation, and stationary and portable power generation applications:

•
Systems Integration.  We integrate our gaseous fuel storage, fuel delivery and electronic control components and systems into alternative fuel vehicles and fuel cell engine applications in the transportation, stationary power and portable power industries, as well as hydrogen refueling products. We also provide rapid prototyping techniques, which accelerate the iterative design process and result in a more accurate design.

•
Testing and Validation.  To increase the likelihood of high success rates at the system level, we perform component, subsystem and system testing and validation. These procedures must satisfy our own internal requirements, customer-specific requirements and industry standards. If no suitable procedures exist, we generate requirements for the customer.

•
Certification and Compliance.  Our regulatory and certification engineers implement the latest emissions and safety regulations to ensure the proper certification and ongoing compliance of our products and our business.

•	System Level Assembly. We develop and manage the assembly process for integration of our systems into end products at our facility or at our customers’ facilities.

•	Training. We develop comprehensive technical training for our customers that sell and service our products as well as for our customers that use our products.

•
Service and Warranty.  We have extensive capabilities in developing service procedures and programs for OEMs. We also provide technical support over the telephone or at customer sites to resolve technical issues.

Business Strategy

Our business strategy is to take advantage of current opportunities in the rapidly expanding international market for natural gas and propane vehicles while also advancing our fuel cell enabling technologies. Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells and internal combustion engines. Our strategy for achieving this objective includes the following elements:

Increase our Participation in the Alternative Fuel OEM Vehicle Markets

We plan to leverage our technology and systems integration capabilities in the OEM alternative fuel vehicle markets to expand our customer base and enter new OEM markets. We believe that significant opportunities for growth exist in international markets. Based on the size and projected growth rate for alternative fuel vehicles across the globe, we have prioritized our business development efforts in Asia-Pacific, Europe, South America and North America.

Develop and Supply On-Board Hydrogen Fuel Storage and Control Systems for Fuel Cell Vehicle Applications

We will continue to develop our fuel cell enabling technologies to assist fuel cell OEMs in expediting the commercialization of vehicle applications. We intend to apply our systems integration expertise in OEM alternative fuel vehicle applications in the emerging fuel cell vehicle market. Most of the major OEM automotive manufacturers have announced intentions to introduce fuel cell vehicles beginning in 2004 to 2005. We will focus our fuel cell enabling technology business development priorities in North America, Europe and Asia-Pacific.

Provide Hydrogen-Refueling Units for Initial Infrastructure for Development Fleets, Fleet Operators and Consumer Commercialization

We plan to leverage our hydrogen storage, metering and control technologies and integration capabilities to capitalize on the need for mobile and stationary hydrogen refueling units. We believe there are significant opportunities to work with OEMs and energy and petroleum companies in providing the initial refueling products such as mobile refueling units, compact stationary refueling units, and hydrogen storage for bulk transport trailers.

Provide Fuel Systems to the Stationary Fuel Cell Power Generation Market

We plan to address demand for stationary fuel cell applications by continuing to work with fuel cell manufacturers to develop and supply integrated fuel systems for their stationary and portable power generation applications. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. Several fuel cell manufacturers have announced intentions of introducing stationary fuel cell products between 2002 and 2005.

Focus Research and Development on Fuel Cell Enabling Technologies

We intend to focus our research and development efforts on advancing our fuel cell enabling technologies and systems to succeeding generations to further improve performance and reduce cost. We plan to continue to expand our research and development in fuel storage, fuel delivery and electronic control systems for fuel cells. We will actively seek to establish joint development programs and strategic alliances with the major fuel cell developers and industry leaders in these markets. For example, under our alliance with General Motors, we will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications.

Expand Our Participation in the Development of Hydrogen Storage and Handling Codes and Standards

We plan to expand our participation in national and international organizations that can influence international standard setting organizations for alternative fuel vehicles, fuel cell applications, and related supporting infrastructure. We will focus our involvement in these organizations to promote standards that are performance-based and consistent with and inclusive of our technologies. Members of our management team have served on the boards of key fuel cell and alternative fuel vehicle industry organizations, including California Hydrogen Business Council, CalStart/Weststart, National Hydrogen Association, Natural Gas Vehicle Coalition and U.S. Fuel Cell Council.

Sales and Distribution

We derive revenue from the sale of our alternative fuel products for use in alternative fuel vehicles manufactured by General Motors and other OEMs, alternative fuel and fuel cell development contracts with OEMs, and government contracts focused on fuel cell and alternative fuel research. Through our relationship with General Motors, we sell our jointly developed alternative fuel systems and components to General Motors. Through our strategic alliance with General Motors, we will be a recommended provider to General Motors of hydrogen storage, hydrogen handling and associated electronic controls for fuel cell system applications. We rely on our sales force and strategic partners to sell our products and services, develop new customers and consummate joint application development programs with leading OEMs in the target alternative fuel vehicle and fuel cell markets.

Manufacturing

Our manufacturing activities currently include assembly, system installation and tank manufacturing. We assemble the majority of our components at our facility in Irvine, California, but outsource the assembly of complex electronic components and select key suppliers for certain components of developed fuel systems. Our vendor and service provider supply base is highly diversified, with none of our suppliers representing more than 10% of our raw material purchases. Complete systems are installed on vehicles at the OEM manufacturing facility or at third-party equipping sites. The criteria for the establishment of a site are proximity to vehicle manufacturing and delivery points. Our operations are QS-9000 certified.

Strategic Relationships

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle and fuel cell industries to strengthen our global business position. We have focused our strategic alliances on either our marketing strategy or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our advanced fuel system technologies. Our development strategy is to advance the state of technology and its application.

IMPCO

In July 2002, we entered into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by us or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies products, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. We believe that this alliance with IMPCO will expedite the commercialization and integration of our advanced gaseous storage and handling systems into broader global alternative fuel markets, including automotive aftermarket, material handling, internal combustion engine-based stationary and portable power generation, and general industrial markets.

General Motors

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, we and General Motors will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors will endorse our company as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands upon the relationship that has been in place between General Motors and Quantum (as IMPCO’s Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for their alternative fuel vehicle products.

In connection with our strategic alliance, we issued to General Motors an aggregate of 3,513,439 shares of our Series A common stock, representing 19.9% of our total outstanding equity following such issuance, for consideration of a nominal cash contribution and access to certain General Motors’ proprietary information. Under the alliance, we have committed to provide minimum amounts of annual funding to projects approved under the alliance. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenues with General Motors on fuel cell system-related products that are sold to General Motors or third parties.

ATK Thiokol Propulsion

In May 2000, we formed a strategic alliance with NASA Space Shuttle rocket booster manufacturer, ATK Thiokol Propulsion to design, develop, manufacture and commercialize hydrogen fuel storage vessels for application in an automotive vehicle system. ATK Thiokol’s core competencies include extensive material science knowledge, advanced analytical capabilities and a 1,050-acre test facility. This alliance provides us access to over 800 ATK Thiokol scientists, engineers and support personnel experienced in the handling and management of hydrogen fuel. We have exclusive rights to several of ATK Thiokol’s technologies for commercialization purposes, including its conformable tank technology for the emerging automotive fuel cell markets and nondestructive evaluation technology for testing, and we have exclusive rights to distribute ATK Thiokol products in the North American and European Markets. ATK Thiokol is entitled to receive royalties on certain technologies for products we sell commercially that incorporate ATK’s technology.

Customers and Development Programs

A substantial portion of our revenues through October 31, 2002 related to product sales to and development fees from General Motors. Since the beginning of 2001, we have had prototype development projects or programs with the following entities:

Adam Opel AG	Hyundai Motor Company
AeroVironment	ISE Research
Ford Motor Company	Pinnacle West Capital Corporation
General Motors Corporation	Proton Energy Systems, Inc.
General Motors (Global Alternative	South Coast Air Quality Management District
Propulsion Center)	Suzuki Motor Corporation
General Motors of Canada, Limited	Toyota Motor Corporation
Hydrogenics Corporation	U.S. Department of Energy
Hyundai America Technical Center	Yamaha Motor Company

We intend to establish similar relationships with other leading industry OEMs by using our systems integration capabilities and our leading technology position in fuel storage, fuel delivery and electronic controls.

Research and Development

We conduct research and development in the following areas, with corresponding technical capabilities:

•
Fuel Storage.  Composite pressure vessel design and analysis, carbon and epoxy filament winding and hydraulic, pneumatic, burst and fatigue testing. Evaluation and development test capabilities for advanced hydrogen storage materials, including hydride, alanates, carbon adsorption and other emerging materials.

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatics, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•
Advanced Emissions Testing.  Testing facility that utilizes California Air Resources Board (CARB) and U.S. Environmental Protection Agency (EPA) approved advanced technology to test Super Ultra Low Emission Vehicles (SULEVs). EPA/CARB certification testing, vehicle development testing including catalyst efficiency, diagnostics calibration, engine durability testing, and engine mapping.

•
Advanced Products.  Injectors, fuel management, fuel storage and fuel supplies for fuel cell power systems, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit microcontrollers.

•
Component and Subsystem Test Facilities.  Extended vibrations, shock loads and accelerations, extreme temperature exposure from –85° F to 392° F and thermal shock, cyclic corrosion, extended salt, fog, humidity and dryness cycling, severe acid and alkali corrosion, flow simulations and pneumatic leak checks.

We believe these capabilities are a critical component of our ability to maintain our technology leadership position in alternative fuel and fuel cell enabling systems. We intend to develop and adapt our current technologies and products for use in connection with fuel cells, including the following advanced products:

•
Micro-Machined Mass Flow Sensors.  We have successfully designed, fabricated and tested a micromachined single and bi-directional mass flow sensor for air and natural gas mass flow measurement and a micro-machined bi-directional mass flow and concentration sensor. These micro-machined devices may have several applications for fuel cell systems.

•	Continuous Flow Control. We have expertise to develop a variety of fuel metering devices for gaseous fuels that feature continuous flow outputs for use in fuel cell applications.

•
Water Management.  We have expertise to develop integrated systems to provide water vaporization and humidification of gas streams, direct water vapor transfer from humid to dry streams, de-ionized water compatibility, water contamination removal, water pumps and the storage and metering of water for fuel cells.

•	Heat Exchanger and Thermal Management Systems. We have expertise to develop integrated thermal management systems, including heat transfer components and fluids and HVAC systems.

Competition

In the alternative fuel industry, our key competitors in North America for gaseous fuel delivery products in the automotive OEM market include Alternative Fuel Systems, Baytech Corporation, Clean Air Partners, FEV, GFI Control Systems, Inc. and Westport Innovations. In international markets, we compete with aftermarket component and kit manufacturers such as Aisan, Koltec, Landi, Lovato, OMVL, Tartarini and Vialle. In the future, we may also face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally.

In the fuel cell industry, our area of expertise is in hydrogen fuel storage, fuel delivery, electronic controls, and system integration. We do not manufacture fuel cells or fuel reformers. Our principal competition in the fuel cell markets primarily consists of companies developing individual components.

We believe that our competitive advantage for current and potential future competitors is our technology leadership derived from many years of experience with alternative fuels. Our current competitors typically focus on fuel injection and individual components. We believe we are unique in being able to offer complete integrated fuel systems based on our own advanced technologies, including gaseous fuel storage, fuel metering, and electronic controls.

A critical element for fuel cell vehicles and OEM alternative fuel vehicles is fuel storage. The major competitors for high-pressure gaseous storage cylinders include Dynetek Industries Ltd., Lincoln Composites and Structural Composites Inc. Liquid hydrogen, metal hydrides, and on-board liquid fuel reformation may also provide alternatives to high-pressure storage. Companies pursuing these competing technologies include Linde AG, Energy Conversion Devices, which has recently joined forces with Texaco, and ExxonMobil.

An emerging competitor focused on fuel cell system integration, but without its own technologies, was XCELLSiS. Ballard Power Systems recently completed the acquisition of XCELLSiS and Ecostar to become a consolidated fuel cell manufacturer and system integrator.

Many of these potential competitors have been in business longer than us and have substantially greater financial, marketing and development resources than we have. We expect that we will face increased competition in the future as new competitors enter the market and advanced technologies become available. In addition, consolidation in our industry may also affect our ability to compete. Consolidation may strengthen our competitors’ financial, technical and marketing resources and may provide greater access to customers. Consequently, these competitors may be able to develop greater resources for the development, promotion and sale of their products. We cannot assure you that we will be able to compete successfully with our existing or new competitors or that the competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to introduce vehicles or engines into commerce in the United States, and from the California Air Resources Board to introduce vehicles or engines into commerce in California. Certification requires that each vehicle or engine meet specific component, subsystem and vehicle-level durability, emission, evaporative, and idle tests.

We strive to meet stringent industry standards set by various regulatory bodies and industry practices, including the Department of Transportation and Federal Motor Vehicle Safety Standards, the National Fire Protection Association, TÜV, Underwriters Laboratories, and American Gas Association. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Backlog

As of October 31, 2002, our backlog for our products was approximately $1.9 million. We measure backlog for our product sales from the time orders become irrevocable, which generally occurs 60 days prior to the date of delivery.

Employees

At October 31, 2002, we had 144 full-time employees. We consider our relations with our employees to be good. None of our employees is represented by a collective bargaining agreement.

Intellectual Property

We rely primarily on patent and trade secret laws to protect our intellectual property rights. In connection with the spin-off, IMPCO assigned to us its interest in seven domestic patents, and three domestic patent applications, including any interest IMPCO had in foreign patents and applications relating to these patents. Of the seven domestic patents, we have allowed three to expire, and the remaining patents will expire between June 2006 and September 2019. In March 2002, we filed a reissue application in an attempt to broaden the scope of our in-tank regulator patent. We recently abandoned the reissue application notwithstanding an unfavorable patent office opinion with respect to the pending claims in the reissue application, including the claims of the original patent. Our abandonment of the reissue application could result in a successful challenge to the validity of the existing patent; however, we are developing replacement technologies that we believe may have intellectual property and commercial viability potential.

We do not know whether any patents will be issued from our patent applications or whether the scopes of our issued patents are sufficiently broad to protect our technologies or processes. Our patents may not provide us a competitive advantage. Competitors may successfully challenge the validity and/or scope of our patents and trademarks. We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property rights provide significant protection from competition. We believe that patent, copyright, trademark and trade secret protection are less significant and that our growth and future success will be more dependent on factors such as the knowledge and experience of our personnel, new product introductions and continued emphasis on research and development. We believe that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

In connection with our strategic alliance with General Motors, each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenue with General Motors on fuel cell system-related products that are sold to General Motors or third parties. For a discussion of our agreements with General Motors, please see “Certain Relationships and Related Transactions—Agreements with General Motors.”

In October 2002, we entered into a patent cross license agreement with GFI Control Systems, Inc. in connection with our mutual agreement to dismiss claims against each other for patent infringement. Pursuant to the agreement, we granted GFI a royalty-free, nonexclusive license to sell products utilizing in-tank regulators covered by our in-tank regulator patent, and GFI granted us a royalty-free, nonexclusive license to sell products utilizing in-tank solenoid valves covered by its in-tank solenoid valve patent, in each case provided that the in-tank regulators and solenoid valves are used together. In the event that the patent covering our in-tank regulator is invalidated, we will be required to pay a five percent royalty to GFI for our use of technology covered by GFI’s patent, so long as its patent is not invalidated. The competitive advantage that we believe can be achieved through the intellectual property related to our in-tank regulators may not be fully realized to the extent that GFI uses our in-tank regulator patent to compete with us. For a discussion of the litigation related to these claims, see  “—Legal Proceedings.”

Properties

Our corporate headquarters is in Irvine, California. We operate research and development facilities in California, Michigan, and Utah. Our research and development facility in Irvine is dedicated to the research and development of systems and technologies that enable the use of gaseous fuels in internal combustion engines and fuel cells. This center conducts research and development of advanced fuel storage, systems for light- and medium-duty OEM alternative fuel vehicles and for fuel cell applications in the transportation, stationary power generation, and portable power generation markets.

Together with ATK Thiokol, we have established a hydrogen storage cycling testing facility in Utah. We use the facility to perform hydrogen cycling testing through repeated fast-fills on compressed gas storage tanks and subsystems. The fully instrumented fast-filling tests will determine temperature rise and confirm the gas thermodynamics experienced during filling. We need this critical data for the design, manufacture, testing and validation of compressed hydrogen storage tanks. While the initial focus of the testing will be on hydrogen storage and handling for vehicle applications, the facility’s testing capabilities apply directly to storage systems for hydrogen refueling stations.

We conduct vehicle development and integration at our facilities located in Lake Forest, California and Sterling Heights, Michigan. We opened these facilities during the 2000 fiscal year. Our Advanced Vehicle Concept Center in Lake Forest, California is focused on systems integration, validation and certification for concept, prototype and production vehicles. The center additionally conducts research and development of advanced fuel delivery and electronic control systems for light- and medium-duty OEM alternative fuel vehicles and for fuel cell applications, including transportation, stationary power generation, and portable power generation. Our Sterling Heights, Michigan facility was established to assist our OEM customers in the Detroit area, acting as a liaison between us and our customers, performing the following primary functions: vehicle commercialization, production,and specialty vehicle assembly management.

We currently lease additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Irvine, California	Corporate offices, manufacturing, R&D and testing	79,000
Lake Forest, California	Design, development and testing	65,000
Sterling Heights, Michigan	Design, development and testing	16,000

We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production. We anticipate that we will require additional space as we expand our operations in the fuel cell and alternative fuel industries. We believe that we will be able to obtain suitable space as needed on commercially reasonable terms.

Legal Proceedings

Except as set forth below, we are not currently a party to any material legal proceeding. In addition to the proceeding described below, we may from time to time become involved in litigation relating to claims arising in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

In August 2000, IMPCO proceeded with legal action in federal court (Eastern District of Michigan, case # 00-73633) against GFI Control Systems Inc. and Dynetek Industries Ltd. for patent infringement (U.S. Patent No. 6,041,762), which covers a compressed gas fuel system that includes a tank with an internal pressure regulator. GFI Control Systems Inc. filed a counter-claim for patent infringement for its in-tank solenoid valve patent. In connection with the spin-off, IMPCO assigned to us all of its rights under this litigation. In October 2002, we entered into a mutual agreement with GFI to dismiss our claims against each other in connection with the pending lawsuit. Pursuant to the agreement, we granted GFI a royalty-free, nonexclusive license to sell products utilizing in-tank regulators covered by our in-tank regulator patent, and GFI granted us a royalty-free, nonexclusive license to sell products utilizing in-tank solenoid valves covered by its in-tank solenoid valve patent, in each case provided that the in-tank regulators and solenoid valves are used together. In the event that the patent covering our in-tank regulator is invalidated, we will be required to pay a five percent royalty to GFI for our use of technology covered by GFI’s patent, so long as its patent is not invalidated. IMPCO and GFI also agreed to the dismissal of the lawsuit regarding the claims they were asserting against each other. We requested Dynetek’s agreement to dismiss our patent infringement claim against Dynetek. Dynetek has refused to agree and recently moved the court for leave to file a counterclaim asserting the invalidity of our in-tank regulator patent. We are resisting that motion and have also filed a motion to have the court dismiss our claim against Dynetek without prejudice and without Dynetek’s approval. Both motions are scheduled for hearing in February 2003.

MANAGEMENT

Directors and Executive Officers

The names, ages and positions of our directors and executive officers as of December 4, 2002 are as follows:

Name	Age	Position
Alan P. Niedzwiecki	45	President, Chief Executive Officer and Director
Raymond W. Corbin	51	Executive Director of Alternative Fuel Programs
Timothy S. Gerken	32	Controller
Cathryn T. Johnston	37	Director of Communications and Corporate Support; Corporate Secretary
W. Brian Olson	39	Chief Financial Officer; Treasurer
Thomas K. Wiedmann	43	Vice President of Research and Development
Dale L. Rasmussen	52	Chairman of the Board; Director
Brian A. Runkel	41	Director
Scott Samuelsen	59	Director
Thomas J. Tyson	69	Director

Executive Officers

Alan P. Niedzwiecki has served as our President and as one of our directors since February 2002 and was appointed as our Chief Executive Officer in August 2002. Mr. Niedzwiecki served as our Chief Operating Officer from November 2001 until he was appointed as Chief Executive Officer in August 2002. From October 1999 to November 2001, Mr. Niedzwiecki served as our Executive Director of Sales and Marketing. From February 1990 to October 1999, Mr. Niedzwiecki was President of NGV Corporation, an engineering and marketing/commercialization consulting company. Mr. Niedzwiecki has more than 25 years of experience in the alternative fuels industry in product and technology development and commercialization relating to mobile, stationary power generation and refueling infrastructure solutions. Mr. Niedzwiecki is a graduate of Southern Alberta Institute of Technology, with a degree in Petroleum Engineering.

Raymond W. Corbin has served as our Executive Director of Alternative Fuel Programs since May 2000. From February 1997 until April 2000, Mr. Corbin worked for Calsonic Kansei Corporation, an automobile parts and accessories manufacturer. From June 1969 until February 1997, Mr. Corbin worked for General Motors. He has over 30 years of automotive experience in engines, emission systems, powertrain, exhaust systems and manufacturing. Mr. Corbin holds a B.S. in Mechanical Engineering from Kettering University (formerly General Motors Institute).

Timothy S. Gerken has served as our Corporate Controller since October 2002. From April 2002 to September 2002, Mr. Gerken worked as a financial consultant. Mr. Gerken served as our Director of Finance from June 1999 until April 2002. Prior to joining us, Mr. Gerken served as IMPCO’s Manager of Financial Planning from June 1997 until June 1999. From June 1992 until June 1997, Mr. Gerken served as Senior Financial Analyst at Fluor Daniel, Inc., an engineering and construction firm. Mr. Gerken holds a B.B.A. in finance and accounting and an M.B.A. from the University of Notre Dame. Mr. Gerken is a Certified Financial Manager and a Certified Management Accountant.

Cathryn T. Johnston has served as our Director of Communications and Corporate Support since September 2002 and became our Corporate Secretary in November 2000. From June 2000 to September 2002, Ms. Johnston served as our Director of Business Operations. From 1994 to June 2000, Ms. Johnston held various positions with IMPCO, including Manager of Business Administration, Manager of Program and Contracts Administration, and Program Administrator for OEM programs. Prior to joining IMPCO in

1994, Ms. Johnston held several business administration positions in a variety of industries, including the residential building industry and the non-profit sector. She has over 15 years of experience in business administration and operations positions. Ms. Johnston received a B.A. in Developmental Psychology from the University of California, Santa Barbara and an M.B.A. from the University of California, Irvine.

W. Brian Olson has served as our Chief Financial Officer and Treasurer since August 2002. From July 1999 to August 2002, Mr. Olson served as Treasurer, Vice President and Chief Financial Officer of IMPCO. He originally joined IMPCO in October 1994 and held various financial positions with IMPCO, including serving as Corporate Controller. Between November 1996 and April 1997, Mr. Olson served as manager of financial planning at Autobytel. Prior to joining IMPCO, Mr. Olson was with the public accounting firm of Ernst & Young LLP and its Kenneth Leventhal Group. Mr. Olson holds a B.S. degree in business and operations management from Western Illinois University and an M.B.A. degree in finance and economic policy from the University of Southern California. Mr. Olson is a Certified Financial Manager and a Certified Management Accountant.

Thomas K. Wiedmann has served as our Vice President of Research and Development since February 2001. Mr. Wiedmann served as a member of our board of directors from February 2001 to February 2002. From April 1999 to February 2001, Mr. Wiedmann served as Director of Vehicle Platforms for IMPCO’s automotive OEM division. From June 1997 to April 1999, Mr. Wiedmann served as Director of Vehicle Engineering for IMPCO’s automotive OEM division. Mr. Wiedmann joined IMPCO in 1984 and has held various key engineering positions covering vehicle propulsion, conventional and gaseous fuels and engine/powertrain control systems. Mr. Wiedmann received a B.S. in Engineering from Walla Walla College, Washington.

Directors

Brian A. Runkel has served as one of our directors since July 2002. Since 1993, Mr. Runkel has served as President of Runkel Enterprises, an environmental consulting firm. Mr. Runkel also serves as Executive Director of the California Environmental Business Council, a non-profit trade and business association representing the California environmental technology and services industries. He received a B.A. in International Relations from George Washington University, and a J.D. from Harvard Law School.

Dale L. Rasmussen has served as a member of our board of directors since October 2000 and was appointed as Chairman of the Board in February 2002. Since April 1984, Mr. Rasmussen has held various positions at IMPCO, including his current position as Senior Vice President and Secretary since June 1989, as well as Vice President of Finance and Administration. Prior to joining IMPCO, Mr. Rasmussen was a commercial banker for twelve years at banks that were acquired by Key Bank and U.S. Bank. He received a B.A. in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School.

Scott Samuelsen has served as one of our directors since July 2002. Since 1970, Dr. Samuelsen has been a professor of Mechanical and Aerospace Engineering at University of California, Irvine, where he serves as the Director of the National Fuel Cell Research Center and as Director of the Advanced Power and Energy Program. He also leads the Pacific Rim Consortium on Energy, Combustion, and the Environment and serves as co-Chair of the California Stationary Fuel Cell Collaborative. Dr. Samuelsen holds B.S., M.S. and Ph.D. degrees in Mechanical Engineering from the University of California, Berkeley.

Thomas J. Tyson has served as one of our directors since July 2002. Dr. Tyson currently serves as an external consultant to GE Energy & Environmental Research Corp., a developer of advanced technologies to control nitrogen oxide emissions. Dr. Tyson served as Chief Executive Officer of Energy & Environmental Research Corp. from 1980 until it was acquired by General Electric in 1999. From July 1999 to December 2001, Dr. Tyson served in various positions with GE Energy & Environmental Research Corp., including Chief Executive Officer and Director of Special Projects. Dr. Tyson received a

M.S. in Nuclear Engineering from the University of California, Berkeley and holds a B.S. in Mechanical Engineering and a Ph.D. in Aeronautical Engineering from the California Institute of Technology.

Board of Directors

Our board of directors is currently comprised of five members. In accordance with our amended and restated certificate of incorporation and amended and restated by-laws, the terms of office of our board of directors is divided into three classes as nearly equal in size as possible with staggered three-year terms: Class I, whose term will expire at the annual meeting of stockholders in our 2006 fiscal year, Class II, whose term will expire at the annual meeting of stockholders in our 2004 fiscal year, and Class III, whose term will expire at the annual meeting of stockholders in our 2005 fiscal year. Our Class I director is Brian Runkel, our Class II directors are Scott Samuelsen and Thomas Tyson, and our Class III directors are Alan Niedzwiecki and Dale Rasmussen. Pursuant to our strategic alliance with General Motors, we have agreed to appoint one individual nominated by General Motors to our board of directors. We also agreed that, during the term of our strategic alliance, we will continue to nominate one individual designated by General Motors to our proposed slate of directors to be presented to our stockholders as necessary for General Motors to retain one seat on our board of directors. During the term of our strategic alliance, General Motors will also be entitled to appoint a non-voting “ex-officio” board member. As of the date of this prospectus, General Motors has not presented a director nominee for stockholder vote. Pursuant to our agreement with General Motors, in October 2002 our board of directors approved the appointment of Wallace W. Creek as a board observer, with rights to receive notice of, and to attend, all meetings of our board of directors. The non-voting observer has no authority to exercise the powers of a director in the management of our company.

At each annual meeting of stockholders, the successors to the directors whose terms will then expire are elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company.

Committees of the Board of Directors

Compensation Committee.  The members of our compensation committee are Messrs. Rasmussen (Chair), Samuelsen and Tyson. The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our directors, officers and employees. The compensation committee also administers our 2002 Stock Incentive Plan.

Audit Committee.  The members of our audit committee are Messrs. Runkel, Samuelsen and Tyson (Chair). The audit committee reviews our internal accounting and auditing procedures, reviews our audit and examination results and procedures, consults with our management and our independent accountants prior to the presentation of our financial statements to stockholders, and is responsible for the appointment, compensation and oversight of our independent accountants.

Nominating Committee.  The members of our nominating committee are Messrs. Niedzwiecki, Rasmussen (Chair) and Runkel. The nominating committee is responsible for recruiting and recommending candidates for membership on our board of directors.

Director Compensation

Each director who is not one of our employees is paid an attendance fee of $1,000, plus out-of-pocket expenses, for each board or committee meeting attended. In addition, the chairs of the audit, compensation and nominating committees are paid an annual fee of $3,000. Directors are eligible to participate in our 2002 Stock Incentive Plan. On July 25, 2002, each of Messrs. Runkel, Samuelsen and Tyson received a grant of options to purchase 20,000 shares of our common stock, and Mr. Rasmussen received a grant of options to purchase 100,000 shares of our common stock, each at an exercise price of $3.65 per share (which was the fair market value of our common stock on the date of grant). The options vest in equal annual increments over a four year period and expire ten years from the date of grant. Option grants to directors are at the discretion of management, and we have no specific plans regarding amounts to be granted to our directors in the future.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Rasmussen, Samuelsen and Tyson. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our compensation committee.

Executive Compensation

Prior to our spin-off from IMPCO on July 23, 2002, we were a wholly-owned subsidiary of IMPCO and the compensation of the individuals named below was determined in accordance with policies established by IMPCO. The following table sets forth information concerning the annual and long-term compensation for services rendered in all capacities to IMPCO and its subsidiaries for the fiscal years indicated for each individual who served as our Chief Executive Officer during the last completed fiscal year and the other most highly compensated executive officers whose total salary and bonus for the fiscal year ended April 30, 2002 exceeded $100,000. These individuals are referred to as the “named executive officers” in this prospectus.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary(1)	Bonus	Securities Underlying Options(2)	All Other Compensation
Alan P. Niedzwiecki(3)	2002	$148,560	$—	40,000	$10,521	(4)
President and Chief Executive Officer	2001	130,764	5,000	7,500	20,155
	2000	67,896	4,100	0	33,729

Syed Hussain(5)	2002	$281,097	—	—	$12,135	(6)
Former Chief Executive Officer and	2001	250,962	194,200	40,000	12,135
Chief Technology Officer	2000	203,846	49,000	10,000	12,198

W. Brian Olson(7)	2002	$153,846	80,000	25,000	$14,190	(8)
Chief Financial Officer	2001	142,500	36,000	20,000	13,263
	2000	121,638	41,000	20,000	4,046

Raymond W. Corbin(9)	2002	$195,000	—	—	$14,632	(10)
Executive Director of Alternative	2001	184,725	11,000	5,000	18,526
Fuel Programs

Thomas K. Wiedmann	2002	$175,000	—	—	$16,336	(11)
Vice President of Research and	2001	136,923	7,000	3,035	15,491
Development	2000	111,019	9,000	47	16,218

(1)	Includes amounts deferred by executive officers pursuant to IMPCO’s Employee Savings Plan and Deferred Compensation Plan.

(2)
Consists of options granted under IMPCO’s Incentive Stock Option Plans. In connection with our spin-off from IMPCO, each outstanding option to purchase IMPCO common stock was converted into an adjusted IMPCO option and an option to purchase the same number of shares of our common stock.

(3)	Mr. Niedzwiecki joined our company during our 2000 fiscal year and was appointed as our President in February 2002 and as our Chief Executive Officer in August 2002.
(4)	Includes a group term life insurance premium of $135, an automobile allowance of $8,400 and a matching contribution of $1,986 pursuant to the IMPCO Employee Savings Plan.
(5)	Mr. Hussain served as our President and Chief Executive Officer until February 2002 and resigned from Quantum in April 2002.
(6)	Includes a group term life insurance premium of $135 and an automobile allowance of $12,000.
(7)	Mr. Olson joined our company on August 27, 2002 and formerly served as Chief Financial Officer of IMPCO.
(8)	Includes a group term life insurance premium of $81, a matching contribution of $4,417 pursuant to the IMPCO Employee Savings Plan and an automobile allowance of $9,692.
(9)	Mr. Corbin joined our company during our 2001 fiscal year.
(10)	Includes a group term life insurance premium of $207, an automobile allowance of $8,400 and a matching contribution of $6,043 pursuant to the IMPCO Employee Savings Plan.
(11)
Includes a group term life insurance premium of $90, an automobile allowance of $8,400, a matching contribution of $5,425 pursuant to the IMPCO Employee Savings Plan and a matching contribution of $2,421 pursuant to the IMPCO Deferred Compensation Plan.

Option Grants in Last Fiscal Year

The following table provides summary information regarding options to purchase IMPCO common stock granted to each of the named executive officers in fiscal 2002. No options to purchase our common stock were granted to any named executive officers in fiscal 2002. In connection with our spin-off from IMPCO, each outstanding option to purchase IMPCO common stock was converted into an adjusted IMPCO option and an option to purchase the same number of shares of our common stock. For a description of these option adjustments, see “Employee Benefit Plans—Treatment of Outstanding IMPCO Options.” No stock appreciation or stock purchase rights were granted in fiscal 2002.
	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted in Fiscal Year(2)	Exercise Price Per Share(1)	Expiration Date
Name					5%	10%
Alan P. Niedzwiecki	40,000	17.3%	$11.00	12/14/11	$276,714	$701,247
W. Brian Olson	25,000	10.8	11.00	12/14/11	172,946	438,279

(1)
Options were granted at fair market value of IMPCO common stock on the date of grant and vest cumulatively at the rate of 40% on the second anniversary of the date of grant and 20% each year thereafter so that the employee is 100% vested after five years. However, the options will become fully vested upon the optionee’s retirement at or after age 62 following at least five years of continuous service with our company. Options may be exercised only while an optionee is employed by us or IMPCO, or within thirty days following termination of such employment. If termination results from death or disability, options may be exercised within one year of the termination date. In no event may options be exercised more than ten years after date of grant. In the event of a change of control, the board may in its sole discretion give all or certain optionees the right to exercise all or any portion of their unvested options. For a description of the adjustment of outstanding IMPCO options in connection with the distribution, please see “Employee Benefit Plans—Treatment of Outstanding IMPCO Options.” In addition, Messrs. Niedzwiecki and Olson have agreements that provide for acceleration of vesting under certain conditions as described in “—Employment Agreements and Change-in-Control Arrangements.”
(2)	Based on an aggregate of 231,000 options granted to IMPCO’s employees, consultants and directors during the 2002 fiscal year.
(3)
The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning exercises of options to purchase IMPCO common stock during fiscal year 2002 and the value of unexercised options to purchase IMPCO common stock held by the named executive officers at the end of fiscal year 2002.

	Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Niedzwiecki	—	$—	0	47,500	$0	$94,958
Syed F. Hussain	72,000	408,525	0	0	0	0
W. Brian Olson	7,000	65,660	18,600	59,400	76,198	152,002
Raymond W. Corbin	—	—	0	5,000	0	11,900
Thomas K. Wiedmann	13,491	102,011	43	7,098	56	29,207

(1)	Calculated by determining the difference between the fair market value of the common stock underlying the options on the date each option was exercised and the exercise price of the options.
(2)	Calculated by determining the difference between the fair market value of the common stock underlying the options on April 30, 2002 and the exercise price of the options.

Employee Benefit Plans

Treatment of Outstanding IMPCO Options

On the date of our spin-off from IMPCO, each outstanding option to purchase IMPCO common stock was converted into two options: an option to purchase the same number of shares of IMPCO common stock covered by the original IMPCO option and an option to purchase the same number of shares of our common stock. The exercise prices per share for each converted IMPCO option and Quantum option were adjusted in a manner so that:

•
the aggregate “intrinsic value” (which is the market value of the stock underlying the option, less the exercise price of that option, multiplied by the number of shares then covered by that option) after the distribution of the converted IMPCO option plus the intrinsic value of the new Quantum option is not greater than the intrinsic value of the original IMPCO option immediately prior to the distribution;

•
the ratio of the exercise price of the converted IMPCO option to the market value per share of IMPCO common stock after the distribution is not lower than the ratio of the exercise price of the original IMPCO option to the market value per share of IMPCO common stock immediately prior to the distribution; and

•
the ratio of the exercise price of the new Quantum option to the market value per share of Quantum common stock after the distribution is not lower than the ratio of the exercise price of the original IMPCO option to the market value per share of IMPCO common stock immediately prior to the distribution.

The terms of each converted IMPCO option and each new Quantum option (other than the exercise price and the number of shares) remained substantially the same as the original IMPCO options from which they were converted, except that the converted IMPCO options were amended to allow for vesting based on the continuation of the holder’s employment with either IMPCO or Quantum or their respective subsidiaries, as the case may be, and will give credit for continuous employment with IMPCO or Quantum or their respective subsidiaries prior to the distribution date. All of the Quantum options we issued in connection with the distribution were non-qualified stock options. The vesting of each new Quantum option is subject to the same vesting schedule as the original IMPCO option and continuation of the holder’s employment with either IMPCO or Quantum or their respective subsidiaries, as the case may be, with credit given for continuous employment with IMPCO or Quantum or their respective subsidiaries, prior to the distribution date. The Quantum options we granted with respect to each original IMPCO option were issued under our 2002 Stock Incentive Plan.

2002 Stock Incentive Plan

The purpose of our 2002 Stock Incentive Plan is to enhance our long-term stockholder value by offering our employees, directors, officers and consultants the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us. Our board of directors and sole stockholder approved and adopted the 2002 Stock Incentive Plan prior to the distribution. In November 2002, our public stockholders approved the plan. A total of 3,500,000 shares of common stock is reserved for issuance under our 2002 Stock Incentive Plan. The number of shares reserved for issuance under our 2002 Stock Incentive Plan will increase annually beginning on the first day of our 2004 fiscal year by an amount equal to:

•	3% of the total number of shares outstanding as of that date; or

•	a lesser number of shares determined by our board of directors.

Of the annual increase in shares specified above, the lesser of 1,000,000 shares or the actual increase in shares shall be available for the grant of incentive stock options. No more than 600,000 shares under options can be granted to an individual optionee in any given fiscal year. We may grant up to an additional 400,000 shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee’s initial commencement of service with our company.

Our 2002 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, including officers and employee directors. Non-qualified stock options and stock purchase rights may be granted to employees, including officers and directors, and to non-employee directors and consultants. Our board of directors, or a committee designated by the board, administers our 2002 Stock Incentive Plan and determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise.

Optionees cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a domestic relations order. During the lifetime of the optionee, each incentive stock option is exercisable only by the optionee. Upon termination of employment for any reason, other than death or disability, any options that have become exercisable prior to the date of termination will remain exercisable for thirty days from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for twelve months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of the option set forth in the award agreement.

The exercise price of all incentive stock options granted under our 2002 Stock Incentive Plan must be at least equal to 100% of the fair market value of our common stock on the date of grant. Except for options granted in connection with the adjustment of outstanding IMPCO options, the exercise price of all non-qualified stock options granted under our 2002 Stock Incentive Plan must be at least equal to 85% of the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all of our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant and the maximum term of these options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all of our classes of stock must not exceed ten years. The term of all other awards granted under our 2002 Stock Incentive Plan will be determined by our board of directors. The consideration payable upon exercise of the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option (through a same-day sale and exercise procedure facilitated by a brokerage firm), loan or any combination of these forms of consideration.

The terms of options granted by us in connection with the adjustment of outstanding IMPCO options at the time of the distribution, including the exercise price and number of shares subject to the option, were determined as provided in the Employee Benefit Matters Agreement between us and IMPCO. Please see “—Treatment of Outstanding IMPCO Options” and “Certain Relationships and Related Transactions” for a description of the terms of the options granted in connection with the distribution.

In the event of any of the following, options under our 2002 Stock Incentive Plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the options:

•	a dissolution, liquidation or sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving entity;

•
a reverse merger in which we are the surviving entity but in which stock possessing more than 50% of the total combined voting power of our stock is transferred to a person or persons different from those who held our stock immediately prior to such merger; or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger.

The board has the authority to provide for the full or partial automatic vesting and exercisablity of some or all of the outstanding awards under our 2002 Stock Incentive Plan upon the occurrence of any of the above events.

Unless terminated sooner, this plan will terminate automatically on the tenth anniversary of the effective date of the plan. The board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

401(k) Plan

We maintain a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees who are at least age 21 or older are eligible to participate in the Plan on the first day of employment with our company. Participants may make pre-tax contributions to the plan of up to 15% of their eligible pay, subject to a statutorily prescribed annual limit. We may provide matching contributions in our discretion and match elective salary deferrals up to 3% of compensation. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Employment Agreements and Change-in-Control Arrangements

On August 1, 2002, we entered into an employment agreement with Alan Niedzwiecki as our President and Chief Executive Officer. The employment agreement is for a term of three consecutive twelve month periods and provides for an annual base salary of $200,000, subject to annual increases. Mr. Niedzwiecki may also be granted an annual bonus at the discretion of our board of directors. If we terminate Mr. Niedzwiecki’s employment for any reason, (i) we will be obligated to pay a lump sum payment of the full amount of Mr. Niedzwiecki’s annual base salary and bonus remaining in the term of the agreement, (ii) the benefits specified in the agreement will continue for the remaining months of the fiscal year following the termination, and (iii) all stock options held by Mr. Niedzwiecki will automatically vest.

On September 1, 2002, we entered into an employment agreement with Brian Olson as our Chief Financial Officer. The employment agreement is for a term of three consecutive twelve month periods and provides for an annual base salary of $190,000, subject to annual increases. Mr. Olson may also be granted an annual bonus at the discretion of our board of directors. If we terminate Mr. Olson’s employment for any reason, (i) we will be obligated to pay a lump sum payment of the full amount of Mr. Olson’s annual base salary and bonus remaining in the term of the agreement, (ii) the benefits specified in the agreement will continue for a six month period following the termination, and (iii) all stock options held by Mr. Olson will automatically vest.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to the distribution, each of our current executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on our behalf, these officers considered not only the short-term and long-term impact of operating decisions on our business, but also the impact of such decisions on the business of IMPCO. One of our directors, Dale Rasmussen, remains employed by IMPCO and will continue to serve as IMPCO’s Senior Vice President and Secretary.

During the 2002 fiscal year, we had revenue of $29,316 for products sold to IMPCO, and we purchased $156,041 in products from IMPCO.

In December 2002, we entered into indemnification agreements with each of our current directors and executive officers that provide the maximum indemnity available to directors and officers under Section 145 of the Delaware General Corporation Law and our certificate of incorporation, as well as certain additional procedural protections.

Agreements with IMPCO

In connection with the contribution of assets by IMPCO to us immediately prior to the spin-off, IMPCO contributed $15.0 million in cash and assumed $8.6 million of our outstanding debt. In connection with the distribution, we entered into a Contribution and Distribution Agreement and several ancillary agreements with IMPCO that define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. We entered into these agreements with IMPCO while we were still a wholly-owned subsidiary of IMPCO and, while we believe the terms of these agreements reflect arms’ length transactions, these agreements may not be the same as would have been obtained through negotiations with an unaffiliated third party. Each of these agreements has been filed as an exhibit to our Annual Report on Form 10-K for the 2002 fiscal year. The following description is only a summary and is qualified by reference to the filed exhibits.

Contribution and Distribution Agreement

We entered into a Contribution and Distribution Agreement with IMPCO which provides for, among other things, certain corporate transactions required to effect the distribution and other arrangements among us and IMPCO subsequent to the distribution. The agreement provided that IMPCO would transfer to us the assets constituting IMPCO’s automotive OEM business. The agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility on each of us and IMPCO for the liabilities of its respective business.

Under the agreement, if we or IMPCO act or fail to act in a manner which causes the distribution to fail to qualify under Section 355 of the Code, or causes Section 355(e) of the Internal Revenue Code to apply to the distribution, we or IMPCO will indemnify the other for any tax liability arising from such failure or application.

We and IMPCO have agreed to a non-competition arrangement under the Contribution and Distribution Agreement whereby each party will be restricted from engaging in competitive activities with the other party for a period of three years. Each party will refrain from directly competing with the retained businesses of the other party in such other party’s designated market (including such party’s OEM market) and/or aftermarket and from engaging in business with specified competitors of the other party. Additionally, IMPCO will refrain from engaging in business with our OEM customers specified in the agreement for a three-year period.

Under the Contribution and Distribution Agreement, IMPCO has retained rights to use, on a royalty-free basis, the existing technology for our TriShield tanks, and to manufacture tanks using such technology, in certain markets, which include the automotive aftermarket, bus and truck aftermarket, the industrial aftermarket for vehicles with internal combustion engines, and the bus and truck and industrial OEM markets for vehicles with internal combustion engines. Subject to the non-competition restrictions discussed above, we will be free to commercialize our TriShield tanks in other markets, including the worldwide OEM market for Class 1 through 5 vehicles which are powered by fuel cell applications on an exclusive basis, the OEM market in the United States and Canada for Class 1 through 5 vehicles with internal combustion engines (other than diesel vehicles) on an exclusive basis and in all other countries on a non-exclusive basis, the worldwide OEM market in the United States and Canada for Class 6 vehicles on a non-exclusive basis, the worldwide market for components, systems and subsystems for fuel cell applications on an exclusive basis, the worldwide industrial OEM market for vehicles powered by fuel cell applications on an exclusive basis, and the worldwide industrial aftermarket for vehicles powered by fuel cell applications on an exclusive basis. Each party has a right to use the modifications and improvements made by the other party to such TriShield technology, if any, on a royalty-bearing basis at reasonable commercial rates in the designated market for such party. These rights will last for a minimum period of five years from the date of the distribution.

The agreement also provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than our company, on the other hand, except as expressly set forth in the agreement. The agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the distribution and not paid prior to the distribution will be charged to and paid by us. Each party will pay its own expenses after the distribution.

Employee Benefit Matters Agreement

We entered into an Employee Benefit Matters Agreement with IMPCO pursuant to which we agreed to create independent retirement and other employee benefit plans that are substantially similar to IMPCO’s existing retirement and other employee benefit plans. Under the agreement and effective immediately after the distribution, IMPCO transferred the assets and liabilities of its existing 401(k) retirement and other benefit plans related to our employees to the comparable Quantum benefit plans. Generally, following the distribution, IMPCO ceased to have any continuing liability or obligation to our current employees and their beneficiaries under any of IMPCO’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that had not been exercised prior to the distribution date were converted into two stock options: (1) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (2) an option to purchase a number of shares of our common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which is the total number of shares of our common stock distributed to IMPCO stockholders in the distribution and the denominator of which is the total number of IMPCO shares outstanding on the record date for the distribution.

Tax Allocation and Indemnification Agreement

We and IMPCO entered into a Tax Allocation and Indemnification Agreement, which allocates tax liabilities between us and IMPCO and addresses certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the distribution date. IMPCO will be responsible for and will indemnify us against all tax liabilities relating to the assets and entities that will constitute IMPCO and its subsidiaries, and we will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that will constitute our business. In addition, we generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with our assumption of certain IMPCO liabilities.

Transition Services Agreement

We entered into a Transition Services Agreement with IMPCO pursuant to which IMPCO will continue to provide us with various administrative services. These services consist of administrative services including employee benefits administration, affirmative action and immigration administration, and payroll processing. This agreement will terminate in January 2003, but may be terminated earlier by either party as to specific services on certain conditions. We will pay fees to IMPCO for services provided in amounts based on IMPCO’s loaded costs incurred in providing such services.

Strategic Alliance Agreement

We entered into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by us or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets.

Agreements with General Motors

We have entered into a strategic alliance with General Motors regarding the development of fuel cell systems. Under the terms of the strategic alliance, General Motors acquired shares of our Series A common stock representing 19.9% of our issued and outstanding capital stock following the distribution. We entered into the agreements described below with General Motors in connection with the alliance. Each of these agreements has been filed as an exhibit to our Annual Report on Form 10-K for the 2002 fiscal year. The following description is only a summary and is qualified by reference to the filed exhibits.

Corporate Alliance Agreement

The Corporate Alliance Agreement between us and General Motors serves to formalize our agreement to work together to advance and commercialize, on a global basis, fuel cell systems and the market for fuel cells to be used in transportation, mobile, stationary and portable applications. The Corporate Alliance Agreement became effective upon the distribution and has a term of ten years. The agreement provides that:

•	General Motors is obligated to actively support, endorse and recommend us to its customer base;

•	General Motors will assist and provide guidance with respect to our directed research and development of fuel cell applications;

•
we will appoint one individual nominated by General Motors to our board of directors prior to or promptly after the distribution, and thereafter during the term of the agreement we will continue to nominate one individual designated by General Motors to our proposed slate of directors to be presented to our stockholders as necessary for General Motors to retain one seat on our board of directors;

•	General Motors will be entitled to appoint an “ex-officio” board member with non-voting capacity during the term of the agreement;

•	we will provide minimum amounts of annual funding to projects approved under the alliance; and

•	beginning three years after the effective date of the agreement, we will pay General Motors a percentage of gross revenues derived from sales of applications developed under the strategic alliance.

We retain the ownership of our existing technology and we and General Motors will jointly own technology that is jointly created under the alliance. We are free to use jointly created technologies in certain aspects of our business but will be required to share revenues with General Motors on fuel cell system-related products that are sold to General Motors or third parties. Under the agreement, General Motors has a right of first refusal in the event that we propose to sell, or otherwise transfer our fuel cell related intellectual property contemplated under the Corporate Alliance Agreement. In the event that we decide to discontinue operations or are deemed insolvent, General Motors has the right to purchase the intellectual property contemplated under the Corporate Alliance Agreement at a price to be determined by an independent appraisal firm approved by both us and General Motors.

Stock Transfer Agreement

We entered into a Stock Transfer Agreement pursuant to which we agreed to issue to General Motors shares of our Series A common stock representing 19.9% of our total issued and outstanding capital stock after the distribution. We issued the Series A common stock immediately following the distribution. The Series A common stock will automatically convert into common stock upon the closing of this offering.

We also agreed that, subject to limited exceptions, we would not issue any stock in a private placement transaction without the prior written consent of General Motors.

Registration Rights Agreement

We entered into a Registration Rights Agreement with General Motors pursuant to which General Motors may demand that we file a registration statement under the Securities Act covering some or all of General Motors’ common stock into which the Series A common stock is convertible. General Motors may make this demand any time after the earlier of three years following the distribution or six months after the effective date of our first registration statement for a public offering of our securities to the general public. We are not required to effect more than two demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $20 million. In an underwritten offering, the managing underwriter of any such offering has the right to limit the number of registrable securities to be included in the registration statement.

General Motors will also have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the demand registration rights described above or certain excluded registrations, General Motors may require us to include all or a portion of its registrable securities in the registration and in any related underwriting. Further, if we are eligible to effect a registration on Form S-3, General Motors may demand that we file a registration statement on Form S-3 covering all or a portion of its registrable securities, provided that the registration has an aggregate offering price of $10 million. We will not be required to effect more than two such registrations in any twelve month period. In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. We also agreed to take such reasonable actions as are necessary to make Rule 144 available to General Motors for the resale of its registrable securities without registration under the Securities Act.

Master Technical Development Agreement

Under the terms of the Master Technical Development Agreement with General Motors, we have agreed to work with General Motors to facilitate the integration, interface, and optimization of General Motors’ fuel cell systems with our gaseous fuel storage and handling modules. To that end, the agreement provides for the establishment of joint Quantum/General Motors technical teams to implement statements of work with respect to the development of fuel cell applications. In addition, the agreement provides that both we and General Motors will license our fuel cell related technologies to each other for the purpose of developing, manufacturing and selling the fuel cell applications developed under our strategic alliance.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock as of November 30, 2002 and as adjusted to reflect the sale of shares offered by this prospectus. It shows shares beneficially owned by each of the following:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

We have determined the beneficial ownership shown on this table in accordance with the rules of the Securities and Exchange Commission. Under those rules, if a person held options or warrants to purchase shares of our common stock that were currently exercisable or exercisable within 60 days of November 30, 2002 those shares are included in that person’s reported holdings and in the calculation of the percentage of our common stock owned. The percentage of beneficial ownership as of November 30, 2002 is based on 14,142,036 shares of common stock and 3,513,539 shares of Series A common stock outstanding as of November 30, 2002. The percentage of beneficial ownership after this offering is based on 21,400,793 shares of all classes of common stock outstanding after this offering, assuming the conversion of all outstanding shares of our Series A common stock into common stock on a one-for-one basis and our issuance of 745,318 shares of our Series B common stock to General Motors in connection with its anti-dilution rights. After this offering, General Motors will own 100% of the shares of our outstanding Series B common stock. To our knowledge, each person named in the table has sole voting and investment power over the shares listed by that person’s name, except where we have shown otherwise in the footnotes or where community property laws affect ownership rights. Except where we show otherwise, the address of each of the persons in this table is: c/o Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine, California 92614.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering
Name of Beneficial Owner	Shares		Percent	Shares		Percent(1)
5% or Greater Stockholders:
General Motors Corporation(2)	3,513,439	(3)	19.9%	4,258,757	(3)	19.9%
Directors and Executive Officers:
Dale L. Rasmussen(4)	104,821		*	104,821		*
Brian A. Runkel	0		*	0		*
Scott Samuelsen	0		*	0		*
Thomas J. Tyson	0		*	0		*
Syed F. Hussain	113,858		*	113,858		*
Alan P. Niedzwiecki(5)	3,275		*	3,275		*
W. Brian Olson(6)	35,400		*	35,400		*
Raymond W. Corbin(7)	2,000		*	2,000		*
Thomas K. Wiedmann(8)	1,301		*	1,301		*
All current directors and executive officers as a group (10 persons)(9)	148,102		*	148,102		*

*	Represents less than 1%.
(1)	The percentage of total capital stock after the offering assumes that the underwriters do not exercise their over-allotment option.
(2)	The address of General Motors Corporation is 300 Renaissance Center, Detroit, Michigan 48265.
(3)	Represents shares of our Series A common stock that will convert automatically into common stock on a one-for-one basis upon the closing of this offering. The shares owned by General Motors after this offering includes 745,318 shares of non-voting Series B common stock to be issued to General Motors upon the closing of this offering, which shares are convertible on a one-for-one basis into shares of our common stock. For a detailed description of the rights and preferences of our Series A and Series B common stock, please see “Description of Capital Stock.”

(4)	Includes 76,357 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.
(5)	Includes 3,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.
(6)	Represents 35,400 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.
(7)	Represents 2,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.
(8)	Represents 1,301 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.
(9)	Includes an aggregate of 119,258 shares issuable upon exercise of outstanding options that are exercisable within 60 days after November 30, 2002.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our amended and restated certificate of incorporation, we have authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 shares are designated as Series A common stock and 6,000,000 shares are designated as Series B common stock.

As of October 31, 2002, there were 14,142,036 shares of our common stock and 3,513,439 shares of our Series A common stock outstanding. Upon completion of this offering, we will have 20,655,475 shares of common stock and 745,318 shares of Series B common stock outstanding, assuming the conversion of all outstanding shares of our Series A common stock into shares of common stock on a one-for-one basis and our issuance of 745,318 shares of Series B common stock to General Motors (857,116 shares if the underwriters exercise their over-allotment option in full) pursuant to anti-dilution rights described below. The following is a summary of the material features of our capital stock. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and our bylaws, each of which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Except as set forth below, holders of all series of our common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any of our capital stock has any preemptive right to subscribe for or purchase any of our securities of any class or kind.

Series A Common Stock

Under the terms of our strategic alliance, immediately following the spin-off General Motors acquired 3,513,439 shares of our Series A common stock, representing 19.9% of our outstanding capital stock following the distribution. Upon the closing of this offering, the outstanding shares of Series A common stock will automatically be converted into an equal number of shares of common stock. Holders of our Series A common stock have the same voting rights as holders of our common stock.

Prior to an initial public offering of our securities, in the event of the issuance of additional shares of common stock as a dividend or other distribution on our outstanding common stock, or a subdivision or combination of our common stock into a smaller or greater number of shares, the number of shares of Series A common stock will be adjusted to that number of shares of Series A common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series A common stock held prior to such event. In the event we effect any other issuance of additional shares of common stock (including any shares issued in this offering, but excluding shares or options issued pursuant to a board-approved stock option or equity incentive plan), the holders of Series A common stock will receive shares of non-voting Series B common stock in an amount that will cause the issued and outstanding Series A and Series B common stock, taken together, to equal 19.9% of the issued and outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan). Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our Series A common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our Series A common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Series B Common Stock

Shares of our Series B common stock are not entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event we issue additional shares of common stock as a dividend or other distribution on our outstanding common stock, or a subdivision or combination of our common stock into a smaller or greater number of shares, the number of shares of Series B common stock will be adjusted to that number of shares of Series B common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to such event. Upon the transfer of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of our common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our Series B common stock will be entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation of our company. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. We have no present plans to issue any preferred stock.

Warrants

In August 2002, we issued an additional 100,000 warrants to purchase shares of our common stock to a consultant for services at an exercise price of $5.10 with a four year term.

In connection with the spin-off, we agreed to issue warrants to purchase shares of our common stock to holders of outstanding IMPCO warrants as of the date of the distribution. Holders of unexercised IMPCO warrants will be entitled to receive a warrant to purchase one share of our common stock for each share of IMPCO common stock covered by such holder’s warrant that was outstanding as of the record date. The exercise prices of the existing IMPCO warrants and the new warrants we will issue to IMPCO warrant holders will be calculated in the same manner as the IMPCO options described below. The other terms of the new warrants we will issue to IMPCO warrant holders will be substantially the same as the IMPCO warrants to which they relate. Based on the IMPCO warrants outstanding at July 23, 2002, we expect to issue warrants to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $5.83 per share. Following our issuance of these warrants, we expect to file a registration statement on Form S-3 to permit the resale of the common stock underlying these warrants.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws that could be viewed as having the effect of discouraging an attempt to obtain control of our company.

Delaware Law

Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of more than 15% of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or

•
our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless the certificate of incorporation or the by-laws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our certificate of incorporation and by-laws do not permit stockholders to call a special meeting.

Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by Nasdaq National Market regulations or Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors

Our directors, other than those who may be elected by the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, one class originally to be elected for a term expiring at the annual meeting of stockholders to be held in our 2003 fiscal year, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2004 fiscal year and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2005 fiscal year, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the annual meeting of stockholders in our 2003 fiscal year, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

Our charter provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

No Stockholder Action by Written Consent; Special Meetings

Our charter and by-laws provide that stockholders must effect any action required or permitted to be taken at a duly called annual or special meeting of stockholders and that those actions may not be effected by any consent in writing by the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the whole board of directors or by our chairman of the board of directors or our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, our chairman of the board of directors or our chief executive officer.

Advance Notice Procedures

Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only business that has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting, may be conducted. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the later of the 90th calendar day before the annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

Nevertheless, if the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made by us. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain some specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated certificate of incorporation further provides that provisions of our by-laws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of a majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our by-laws referenced above which will require at least 80% of the voting power, the affirmative vote of holders of at least two-thirds of the voting power of outstanding shares of voting stock, voting as a single class, will be required to amend our by-laws.

Limitation on Liability and Indemnification of Officers and Directors

Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employees and agents of a Delaware corporation. Our by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, our certificate of incorporation also limits the liability of our directors for damages in derivative and third party lawsuits for breach of a director’s fiduciary duty except for liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or rescission. The limitation of liability applies only to the acts or omission of directors as directors and does not apply to any such act or omission as an officer of our company or to any liabilities imposed under federal securities law.

Indemnification and Insurance

We maintain a policy of directors’ and officers’ insurance providing indemnification for certain of our directors, officers, affiliates, partners and employees for certain liabilities.

Our amended and restated certificate of incorporation provides for indemnification of our directors and executive officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person’s services as a director or executive officer of our company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions are necessary to attract and retain qualified directors and executive officers.

We have entered into indemnification agreements with each of our current directors and executive officers that provide the maximum indemnity available to directors and officers under Section 145 of the Delaware General Corporation Law and our certificate of incorporation, as well as certain additional procedural protections. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock into the public market, including shares issued upon exercise of outstanding options and warrants, could adversely affect prevailing market prices of our stock. Sales of substantial amounts of our common stock into the public market after contractual restrictions lapse, or perceptions that such sales could occur, could adversely affect the prevailing market price and our ability to raise capital in the future.

Upon completion of this offering, we will have 20,655,475 shares of common stock and 745,318 shares of Series B common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 3,000,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined under the Securities Act and the regulations promulgated thereunder. The remaining 18,400,793 shares will become eligible for public sale as follows:

Date	Approximate Number of Shares Eligible for Future Sale	Comment
Date of this prospectus	14,113,192

90 days after the date of this prospectus	28,844	Lock-up expires. These shares may be sold under Rule 144.

July 23, 2003	3,513,439	Restricted securities (also subject to 90 day lock-up).

Approximately one year after the date of this prospectus	745,318	Restricted securities (also subject to 90 day lock-up).

In addition, as of October 31, 2002 we had 1,015,032 shares of our common stock available for future grant under our stock plans, 2,484,968 shares subject to outstanding options and 100,000 shares subject to outstanding warrants. We have filed a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2002 Stock Incentive Plan. Such registration statement has become effective and the shares registered under such registration statement will generally be available for sale in the open market, subject to vesting requirements, applicable lock-up agreements and Rule 144 limitations applicable to affiliates.

Lock-up Agreements with the Underwriters

As part of this offering, all of our executive officers and directors have agreed not to transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock until 90 days after the date of this prospectus, subject to limited exceptions in the lock-up agreements. In addition, our significant stockholder has executed an agreement with the underwriters that it will not, without the prior written consent of Adams, Harkness & Hill, Inc., transfer or dispose of, directly or indirectly, any of our common stock until 90 days after the date of this prospectus with respect to the shares held by it, subject to limited exceptions. Adams, Harkness & Hill, Inc. may release the shares subject to the lock-up agreements related to this offering in whole or in part at any time with or without notice.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for a period of at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock, which will equal approximately 206,555 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to provisions relating to manner of sale and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering, subject to the lock-up agreements described above.

Registration Rights

After this offering, the holder of 3,513,439 shares of our common stock and 745,318 shares of our Series B common stock, or its transferees, will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming available for sale without restriction under the Securities Act if sold pursuant to such registration statement. Please see “Certain Relationships and Related Transactions—Agreements with General Motors—Registration Rights Agreement” for a description of those registration rights. The holder of these registration rights has agreed not to exercise such rights until 90 days after the date of this prospectus.

PLAN OF DISTRIBUTION

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Adams, Harkness & Hill, Inc.	3,000,000

Total	3,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, which may include the underwriters, at the public offering price less a selling concession not in excess of $         per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the proceeds before expenses to us. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Over-allotment	With Over-allotment
Assumed public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $460,000. We have agreed to reimburse the underwriters for out-of-pocket accountable expenses up to a maximum of $100,000, which amount is included in our estimated expenses of this offering.

We have granted to the underwriters an option to purchase 450,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

We have agreed that, without the prior consent of Adams, Harkness & Hill, Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions. Our executive officers and directors, and other stockholders who, following this offering, will hold in the aggregate 4,287,601 shares, or 20.0%, of our outstanding common stock have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common stock for a period of 90 days after the date of this prospectus.

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and will contribute to payments that the underwriters may be required to make for certain liabilities.

In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, “passive” market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in the common stock during the “cooling off” period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any), or their respective affiliates may engage in passive market making in the common stock during the cooling off period.

In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and to IMPCO, our parent prior to the distribution, for customary fees.

LEGAL MATTERS

Morrison & Foerster LLP, Irvine, California, will pass upon the validity of the common stock offered hereby for us. Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at April 30, 2002 and 2001, and for each of the three years in the period ended April 30, 2002, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Quantum Fuel Systems Technologies Worldwide, Inc.

We have audited the accompanying balance sheets of Quantum Fuel Systems Technologies Worldwide, Inc. (a wholly-owned subsidiary of IMPCO Technologies, Inc.) as of April 30, 2001 and 2002, and the related statements of operations, changes in invested and stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Fuel Systems Technologies Worldwide, Inc. at April 30, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Long Beach, California
July 18, 2002 (except for the first paragraph of note 1,
as to which the date is July 23, 2002)

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

BALANCE SHEETS

	Year Ended April 30,		Six Months Ended October 31, 2002
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,300	$177,414	$10,260,966
Accounts receivable less $40,000 allowance for doubtful accounts for each period	9,691,197	4,494,328	4,589,707
Inventories	9,125,998	9,626,616	8,090,037
Other current assets	1,157,590	87,713	289,555

Total current assets	19,979,085	14,386,071	23,230,265
Equipment and leasehold improvements, net	12,701,624	13,419,353	12,190,513
Intangible assets	—	—	13,840,229
Other assets	134,779	354,000	117,528

Total assets	$32,815,488	$28,159,424	$49,378,535

LIABILITIES AND INVESTED AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,673,095	$6,761,294	$6,126,349
Other accrued liabilities	1,872,663	2,186,396	2,458,033
Line of credit	—	8,625,000	—
Current maturities of capital leases	95,345	188,832	188,832

Total current liabilities	8,641,103	17,761,522	8,773,214
Capital lease obligations, less current portion	182,778	127,355	39,529

Commitments and contingencies

Invested and stockholders’ equity:
Invested equity	23,991,607	10,270,447	—
Preferred stock, $.001 par value, 15,000,000 shares authorized at April 30, 2002; 20,000,000 shares authorized at October 31, 2002	—	—	—
Series A common stock, $.001 par value, none authorized at April 30, 2002; 12,000,000 shares authorized at October 31, 2002; 0 issued and outstanding at April 30, 2002; 3,513,439 issued and outstanding at October 31, 2002	—	—	3,513
Series B common stock, $.001 par value, none authorized at April 30, 2002; 6,000,000 shares authorized at October 31, 2002; 0 issued and outstanding at April 30, 2002 and October 31, 2002	—	—	—
Common stock, $.001 par value, 35,000,000 authorized at April 30, 2002; 42,000,000 authorized at October 31, 2002; 1,000 issued and outstanding at April 30, 2002; 14,142,036 issued and outstanding at October 31, 2002	—	1	14,142
Additional paid in capital relating to common stock	—	99	46,167,151
Accumulated deficit			(5,619,014)

Total invested and stockholders’ equity	23,991,607	10,270,547	40,565,792

Total liabilities and invested and stockholders’ equity	$32,815,488	$28,159,424	$49,378,535

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF OPERATIONS

	April 30,			Six Months Ended October 31,
	2000	2001	2002	2001	2002
				(unaudited)
Net revenue:
Product sales	$13,056,901	$15,447,389	$15,458,529	$9,184,577	$6,630,253
Contract revenue	9,283,877	7,910,540	7,944,766	3,584,900	3,590,192

Total revenue	22,340,778	23,357,929	23,403,295	12,769,477	10,220,445
Costs and expenses:
Cost of product sales	15,081,039	19,452,343	25,581,284	14,138,487	8,772,208
Research and development	12,956,426	26,686,691	32,656,683	18,928,825	6,584,087
Selling, general and administrative	4,938,612	7,458,991	8,063,421	4,633,557	5,038,985

Total costs and expenses	32,976,077	53,598,025	66,301,388	37,700,869	20,395,280
Operating loss	(10,635,299)	(30,240,096)	(42,898,093)	(24,931,392)	(10,174,835)
Interest expense	—	4,167	488,442	105,539	60,639
Other income (expense)	—	—	9,555	9,555	(69,991)
Provision for income taxes	—	—	800	—	800

Net loss	$(10,635,299)	$(30,244,263)	$(43,377,780)	$(25,027,376)	$(10,306,265)

Net loss per share: basic and diluted				$(1.42)	$(0.58)

Number of shares used in the basic and diluted per share calculation (pro forma for period ended October 31, 2001)				17,655,475	17,655,475

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CHANGES IN INVESTED AND STOCKHOLDERS’ EQUITY

	Year Ended April 30,			Six Months Ended October 31, 2002
	2000	2001	2002
				(unaudited)
Balance at beginning of period	$15,865,579	$19,357,363	$23,991,607	$10,270,447
Net transfers from IMPCO prior to distribution	14,127,083	34,878,507	29,656,620	2,640,208
Cash contribution from IMPCO at spin-off	—	—	—	15,000,000
Proceeds from issuance of common stock	—	—	—	3,513
Issuance of warrants	—	—	—	103,461
Issuance of Series A common stock recorded as intangible asset	—	—	—	14,229,428
Assumption of line of credit by IMPCO	—	—	—	8,625,000
Net loss	(10,635,299)	(30,244,263)	(43,377,780)	(10,306,265)

Balance at end of period	$19,357,363	$23,991,607	$10,270,447	$40,565,792

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended April 30,			Six Months Ended October 31,
	2000	2001	2002	2001	2002
				(unaudited)
Cash flows from operating activities:
Net loss	$(10,635,299)	$(30,244,263)	$(43,377,780)	$(25,027,376)	$(10,306,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,217,438	1,687,401	2,903,036	1,283,487	2,230,168
Non-Cash restructuring charge	—	—	277,760	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,626,001)	(459,439)	5,196,869	1,628,454	(95,379)
Inventories	(2,263,361)	(393,395)	(500,618)	(3,836,118)	1,536,579
Other current assets	(237,888)	(853,633)	850,656	(807,502)	34,630
Accounts payable	1,291,122	3,416,929	88,199	2,986,980	(634,945)
Accrued liabilities	18,501	1,087,652	35,973	(68,030)	271,637

Net cash used in operating activities	(12,235,488)	(25,758,748)	(34,525,905)	(23,840,105)	(6,963,575)

Cash flows from investing activities:
Proceeds from sale of equipment and leasehold improvements	—	50,089	77,785	—	92,000
Purchases of equipment and leasehold improvements	(1,890,827)	(9,146,546)	(3,471,134)	(2,756,272)	(667,371)

Net cash used in investing activities	(1,890,827)	(9,096,457)	(3,393,349)	(2,756,272)	(575,371)

Cash flows from financing activities:
Payments on capital lease obligations	—	(20,770)	(189,352)	(103,796)	(94,420)
Borrowing under line of credit	—	—	8,625,000	10,863,687	—
Net advances from parent	14,127,083	34,878,507	29,656,720	16,120,904	2,713,405
Proceeds from issuance of common stock	—	—	—	—	3,513
Contribution from IMPCO	—	—	—	—	15,000,000

Net cash provided by financing activities	14,127,083	34,857,737	38,092,368	26,880,795	17,622,498

Net increase in cash	768	2,532	173,114	284,418	10,083,552
Cash at beginning	1,000	1,768	4,300	4,300	177,414

Cash at end	$1,768	$4,300	$177,414	$288,718	$10,260,966

Supplemental schedule of non-cash activity:
Assets acquired under capital leases	$—	$298,893	$227,415	$227,415	$—
Issuance of Series A common stock recorded as intangible asset	—	—	—	—	14,229,428
Assumption of line of credit by IMPCO Technologies	—	—	—	—	8,625,000
Conversion of owner’s net investment to stockholders’ equity	—	—	—	—	31,831,129
Issuance of warrants	—	—	—	—	103,461

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of and for the six months ended October 31, 2001 and 2002 is unaudited)

April 30, 2002

1.    Background and Basis of Presentation

Background

On July 23, 2002, IMPCO Technologies, Inc. (IMPCO) completed the distribution and spin-off of Quantum Fuel Systems Technologies Worldwide, Inc. (the Company) to its stockholders. The Company is focusing on enabling technologies for alternative propulsion and energy in emerging global markets. The Company provides hydrogen and compressed natural gas (CNG) handling and storage system technologies to manufacturers of fuel cell and internal combustion engines.

On October 13, 2000, the Company was incorporated in Delaware as a wholly-owned subsidiary of IMPCO. On the date of the distribution and spin-off, IMPCO distributed the stock of the Company to stockholders of IMPCO (the Distribution) based on a distribution ratio of one share of the Company’s common stock for every share of IMPCO common stock outstanding on the record date. The Company’s authorized capital stock consists of 20,000,000 shares of preferred stock, par value $0.001 per share, no shares issued and outstanding and 60,000,000 shares of common stock, par value $0.001 per share, 17,655,475 shares issued and outstanding. Of the 60,000,000 authorized shares of common stock, 12,000,000 are designated as Series A common stock and 6,000,000 are designated as Series B common stock. Pro forma loss per share for the year ended April 30, 2002 has been computed based on the number of shares distributed on the Distribution date and gives effect to the issuance of 3,513,439 shares of the Company’s Series A common stock immediately following the Distribution and the corresponding amortization expense arising from the related intangible asset (see note 6). No employee stock options were included in the computation of pro forma diluted loss per share because their inclusion would be anti-dilutive to the net loss.

Basis of Presentation

The financial statements include the Company, as well as certain assets, liabilities, and related operations that were transferred to the Company (the Contribution) from IMPCO. The financial statements include the historical operations to be transferred to the Company by IMPCO (the Company’s Businesses). The Contribution was completed prior to the Distribution and resulted in a recapitalization of the Company.

The financial statements have been derived from the financial statements and accounting records of IMPCO using the historical results of operations and historical basis of the assets and liabilities of the Company’s Businesses. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

The financial statements include allocations of certain IMPCO corporate headquarters’ assets, liabilities, and expenses relating to the Company’s Businesses that were transferred to the Company from IMPCO. General corporate overhead has been allocated either based on the ratio of the Company’s headcount to IMPCO’s total headcount, on the Company’s revenue as a percentage of IMPCO’s total revenue, or specifically identified costs for the Company. General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services

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NOTES TO FINANCIAL STATEMENTS — (Continued)

and investor relations departments and amounted to approximately $2,126,000, $3,117,000 and $3,209,000 in 2000, 2001 and 2002, respectively. Management believes the costs of these services charged to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. As a result of the Distribution, the Company will perform these functions using its own resources or purchased services.

The financial statements also include an allocation from IMPCO to fund a portion of the costs of research conducted by the Company. This allocation was based on management’s determination of which corporate projects were related to the specific intellectual property that will be transferred to the Company as part of the contribution. This allocation amounted to approximately $7,050,000, $5,601,000 and $0 for fiscal 2000, 2001 and 2002, respectively. Beginning in fiscal year 2002, the Company satisfied its research requirements using its own resources or through purchased services.

IMPCO used a centralized approach to cash management and the financing of its operations. Cash deposits from the Company’s Businesses were transferred to IMPCO on a regular basis and were netted against the owner’s net investment account. As a result, none of IMPCO’s cash or debt at the corporate level has been allocated to the Company in the financial statements. Changes in invested equity represented any funding required from IMPCO for working capital, acquisition or capital expenditure requirements after giving effect to the Company’s transfers to or from IMPCO of its cash flows from operations. Until May 2001, the Company had been funded by IMPCO with no debt obligations being transferred to the Company except for capital leases.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. The Company uses cash generated from IMPCO’s operations, bank financings and investments to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. In July 2000, IMPCO completed an equity offering in which it received $53.5 million. Until fiscal year 2002, the Company was funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, the Company and IMPCO were co-borrowers of a $12.0 million Bank of America debt facility. Prior to the Distribution, IMPCO made an additional capital investment of $23.6 million into the Company, which consisted of the assumption of the $8.6 million outstanding under the debt facility plus a cash infusion of $15.0 million.

It is currently anticipated that the Company will require additional sources of financing in order to capitalize on opportunities that management believes to exist in the emerging fuel cell market. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all. Without the additional financing, the Company will be required to delay, reduce the scope of and eliminate one or more of its research and development projects; significantly reduce its capital expenditures; and/or retrench its efforts to meet short-term production goals. Management believes its available working capital is sufficient to fund its planned operations through April 30, 2003.

Certain reclassifications have been made to amounts for the years ended April 30, 2002, 2001 and 2000 to conform to the current presentation.

Interest Expense

The Company’s financial statements include interest expense totaling $0, $4,167 and $488,442 in 2000, 2001 and 2002, respectively. Until 2001, the Company was funded entirely through investments from IMPCO, who for a significant portion of that period funded the Company from its operations or

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

equity proceeds. It was management’s intention of both companies that these advances were interest-free and would never be repaid. These advances were forgiven as part of the Distribution. The interest expense reflected in the statement of operations is due to the Company’s capital lease obligations and, for the fiscal year ending April 30, 2002, debt specifically entered into by the Company. Below is the detailed schedule of IMPCO’s Invested Equity (in thousands).

	Year Ended April 30,
	2000	2001	2002
Balance at beginning of period	$15,866	$19,357	$23,992
Allocation of costs from IMPCO	2,126	3,117	3,209
Net intercompany purchases (sales)	232	76	127
Cash transfers from IMPCO	11,768	31,686	26,320
Net loss	(10,635)	(30,244)	(43,378)
Balance at end of period	$19,357	$23,992	$10,270

Average balance	$18,946	$22,825	$16,664

Income Taxes

The Company’s income taxes are calculated on a separate tax return basis. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

Interim Financial Information (unaudited)

The financial information as of October 31, 2002 and for the six month periods ended October 31, 2001 and 2002 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its results of operations, financial position and cash flows. Results for the six month period ended October 31, 2002 are not necessarily indicative of results to be expected for the full fiscal year 2003 or any other future period.

2.    Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include an allocation of costs by IMPCO, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, useful lives for depreciation periods of tangible assets, provisions for warranty claims, among others. The markets for the Company’s products are characterized by competition, technological development and new product introduction, all of which could impact the future realizability of the Company’s assets. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized on product sales when goods are shipped in accordance with the Company’s shipping terms. Contract revenue for customer funded research and development is principally

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

recognized by the percentage of completion method. Amounts expected to be realized on contracts are based on the Company’s estimates of total contract value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts. Percentage of completion is determined based on costs incurred as a percentage of total estimated costs at completion. Also, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

Research and Development Costs

Research and development costs are charged to expense as incurred. This line item includes an allocation from IMPCO for the costs of research conducted by IMPCO for periods before fiscal year 2002 (see Note 1). Equipment used in research and development with alternative future uses is capitalized and only the current period depreciation is charged to research and development.

Financial Instruments and Concentration of Credit Risk

The estimated fair values of cash, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short-term maturity of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company conducts a major portion of its business with a limited number of customers. For the past three years and for the foreseeable future, General Motors Corporation (and subsidiaries of General Motors) represents a significant portion of the Company’s sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer’s financial condition, with terms consistent with those present throughout the industry. Typically, the Company does not require collateral from customers.

The Company may use derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments could be subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company has not had any derivative financial instruments for any of the periods reported. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods. The Company’s business is subject to the risk of technological and design changes. The Company provides for obsolete or slow-moving inventory based on management’s analysis of inventory levels and future sales forecasts at the end of each accounting period.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at historical cost. Depreciation of equipment is determined using a straight-line method over the assets’ estimated useful lives ranging from three to

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

seven years. Amortization of leasehold improvements, and equipment financed by the Company’s capital lease facility or capital expenditure facility, is determined using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is reflected in the statements of operations.

Warranty Costs

Estimated future warranty obligations related to certain products are determined by charges to operations on a per unit sold accrual rate in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write-down the value of the assets recorded in the balance sheet. See also the adoption of FAS 144 described below.

Income Taxes

Historically, the Company’s operations have been included in IMPCO’s consolidated income tax returns. Income tax expense in the Company’s financial statements has been calculated on a separate tax return basis. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 “Accounting for Stock Based Compensation,” which established accounting and reporting standards for stock based compensation plans effective after fiscal year 1996. SFAS 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Such entities who elect to remain on the “intrinsic value based” method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS 123, but has provided pro forma disclosures (see Note 10).

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Comprehensive Loss

Comprehensive loss would include, in addition to net loss, unrealized gains and losses excluded from the statements of operations and would be recorded directly into a separate section of invested equity on the balance sheet. These unrealized gains and losses are referred to as other comprehensive loss items. The Company had no items of other comprehensive loss, and hence there is no difference between the reported net loss and the comprehensive loss during the years ended April 30, 2000, 2001 and 2002.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted FAS 141 and FAS 142 as of May 1, 2002. The adoption of FAS 141 and FAS 142 did not have a significant impact on the Company’s financial position and results of operations.

In August of 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 143, “Accounting for Asset Retirement Obligations.” SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting SFAS 143, which is effective for fiscal years beginning after June 15, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 as of May 1, 2002 and the adoption of the Statement did not have a significant impact on the Company’s financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Exit or Disposal Activities.” SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The provisions of EITF Issue No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue No. 94-3 prior to the adoption of SFAS 146. Adopting the provisions of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.    Related Party Transactions

For the years 2000, 2001, and 2002, respectively, the Company had $48,609, $19,467 and $29,316 of revenue for products sold to IMPCO. For the years 2000, 2001, and 2002, respectively, the Company had $280,803, $95,683 and $156,041 of products purchased from IMPCO. In connection with the Contribution and Distribution, the Company and IMPCO executed the Contribution and Distribution Agreement (the Contribution and Distribution Agreement), and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements.

Prior to the Distribution, each of the Company’s current executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on the Company’s behalf, these officers considered not only the short-term and long-term impact of operating decisions on the Company’s business, but also the impact of such decisions on the business of IMPCO. One of the Company’s directors remains employed by IMPCO and will continue to serve as IMPCO’s Senior Vice President and Secretary.

Contribution and Distribution Agreement

The Company and IMPCO entered into a Contribution and Distribution Agreement which provides for, among other things, certain corporate transactions required to effect the Distribution and other arrangements among IMPCO and the Company subsequent to the Distribution. The agreement provided that IMPCO would transfer to the Company the assets constituting IMPCO’s automotive OEM business. The agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility on each of the Company and IMPCO for the liabilities of its respective business.

Under the agreement, if the Company or IMPCO acts or fails to act in a manner which causes the Distribution to fail to qualify under Section 355 of the Code or causes Section 355(e) of the Internal Revenue Code to apply to the Distribution, the Company or IMPCO will indemnify the other for any tax liability arising from such failure or application.

The agreement also provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among the Company or any of its subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than the Company, on the other hand, except as expressly set forth in the agreement. The agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the Distribution and not paid prior to the Distribution will be charged to and paid by Quantum. Each party will pay its own expenses after the Distribution.

Employee Benefit Matters Agreement

The Company entered into an Employee Benefit Matters Agreement with IMPCO pursuant to which the Company agreed to create independent retirement and other employee benefit plans that are substantially similar to IMPCO’s existing retirement and other employee benefit plans. Under the agreement and effective immediately after the Distribution, IMPCO agreed to transfer the assets and liabilities of its existing 401(k) retirement and other benefit plans related to the Company’s employees to the comparable Quantum benefit plans. Generally, following the Distribution, IMPCO ceased to have any

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

continuing liability or obligation to the Company’s current employees and their beneficiaries under any of IMPCO’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that had not been exercised prior to the Distribution date were converted into two stock options: (1) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (2) an option to purchase a number of shares of the Company’s common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which was the total number of shares of the Company’s common stock distributed to IMPCO stockholders in the Distribution and the denominator of which was the total number of IMPCO shares outstanding on the record date for the Distribution.

Tax Allocation and Indemnification Agreement

The Company and IMPCO entered into a Tax Allocation and Indemnification Agreement, which allocates tax liabilities between the Company and IMPCO and addresses certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the Distribution date. IMPCO will be responsible for and will indemnify the Company against all tax liabilities relating to the assets and entities that will constitute IMPCO and its subsidiaries, and the Company will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that will constitute the Company’s business. In addition, the Company generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with the Company’s assumption of certain IMPCO liabilities.

Transition Services Agreement

The Company entered into a Transition Services Agreement with IMPCO pursuant to which IMPCO will continue to provide the Company with various administrative services. These services consist of administrative services including employee benefits administration, affirmative action and immigration administration, and payroll processing. This agreement will terminate after a period of six months, but may be terminated earlier by either party as to specific services on certain conditions. The Company will pay fees to IMPCO for services provided in amounts based on IMPCO’s loaded costs incurred in providing such services.

Strategic Alliance Agreement

The Company entered into a Strategic Alliance Agreement with IMPCO pursuant to which the Company will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, the Company may develop, solely or jointly with IMPCO, technology that is owned solely by the Company or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to the Company’s advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.    Inventories

Inventories consist of the following:

	Year Ended April 30,		October 31, 2002
	2001	2002
			(unaudited)
Inventories:
Materials and parts	$8,725,294	$8,483,374	$6,784,288
Work-in-process	247,048	206,921	484,730
Finished goods	1,210,565	3,467,262	3,468,653

	10,182,907	12,157,557	10,737,671
Less provision for obsolescence	1,056,909	2,530,941	2,647,634

Net inventories	$9,125,998	$9,626,616	$8,090,037

5.    Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	Year Ended April 30,		October 31, 2002
	2001	2002
			(unaudited)
Equipment and leasehold improvements:
Dies, molds and patterns	$1,663,548	$2,676,538	$2,740,025
Machinery and equipment	3,966,211	6,462,513	8,352,885
Office furnishings and equipment	3,338,192	7,145,671	7,172,369
Automobiles and trucks	121,980	121,979	101,144
Leasehold improvements	1,570,753	2,460,714	623,358
Equipment under capital leases	395,803	623,358	9,843
Construction in progress	7,016,661	1,967,735	522,918

	18,073,148	21,458,508	22,033,879
Less accumulated depreciation and amortization	5,371,524	8,039,155	9,843,366

Net equipment and leasehold improvements	$12,701,624	$13,419,353	$12,190,513

Equipment and leasehold improvements with a net book value of $209,000, $0 and $0 at April 30, 2001, April 30, 2002 and October 31, 2002, respectively, are located outside of the United States.

6.    General Motors Relationship

On June 12, 2001, IMPCO announced a strategic alliance between the Company and General Motors (GM) in which GM would acquire an equity position the Company. The strategic alliance with GM became effective upon completion of the Distribution. Under the alliance, GM will promote the Company as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. Additionally, the Company and GM will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Furthermore, this experience will position the Company to be able to address the stationary power generation and portable power generation markets. Upon effectiveness of the strategic alliance, GM acquired Series A common stock representing 19.9% of the Company’s outstanding capital stock in consideration of a nominal cash contribution and access to

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

certain of GM’s proprietary information. The Company has committed to provide minimum amounts of annual funding to projects approved under the alliance, which the Company has exceeded in all of the past three years. The agreement calls for revenue sharing payments, which do not commence until three years after the effective date of the agreement, on gross revenues from certain applications. Each party retains the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. The Company is free to use jointly created technologies in certain aspects of the Company’s business but will be required to share revenues with GM on fuel cell system-related products that are sold to GM or third parties. Pursuant to the strategic alliance with General Motors, the Company agreed to appoint one individual nominated by General Motors to the Company’s board of directors prior to the Distribution. The Company also agreed that, during the term of the strategic alliance, the Company will continue to nominate one individual designated by General Motors to the proposed slate of directors to be presented to the Company’s stockholders as necessary for General Motors to retain one seat on the Company’s board of directors. During the term of the strategic alliance, General Motors will also be entitled to appoint a non-voting “ex-officio” board member.

The value of the Series A common stock issued to General Motors represents the access to certain of General Motors’ proprietary information obtained in connection with the strategic alliance and was recorded at the fair value of the Series A common shares issued at the date of Distribution. The issuance of the Series A common stock to General Motors had a market value on the date of the Distribution of approximately $14.2 million, in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.” The resulting intangible asset is being amortized, subject to periodic evaluations for impairment, over the term of the Corporate Alliance Agreement, which is 10 years. Additionally, the Company has recorded the nominal cash contribution to be received. The amortization expense of $1.4 million per year will reduce future operating results, with no effect on operating cash flows.

7.    Debt Payable

On April 30, 2001, IMPCO amended its credit facility with Bank of America NT&SA to include a $5.0 million line of credit for the Company. This line of credit was secured by the assets of the Company and was guaranteed by the parent. This revolving line of credit carried an interest rate of prime plus 2.25%. In September 2001, the credit facility with Bank of America was amended to allow the Company to increase its portion of the line of credit from $5.0 million to $15.0 million. As of April 30, 2002, the outstanding balance on this line of credit was approximately $8.6 million and bore an interest rate of 7.0%.

On June 24, 2002, IMPCO amended its credit facility with Bank of America NT&SA in which IMPCO released the Company as a borrower under the line of credit.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.    Income taxes

Income taxes in the Company’s financial statements have been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended April 30,
	2000	2001	2002
Income tax benefit at U.S. statutory rates	(34.0)%	(34.0)%	(34.0)%
State and local income taxes, net of federal benefit	(5.8)	(5.9)	(5.9)
Net operating losses and research and development credits retained by IMPCO	34.9	35.1	35.0
Other	4.0	3.6	4.0
Valuation allowance	0.9	1.2	0.9

	0.0%	0.0%	0.0%

The following table presents the federal and state and local provision for income taxes on a separate tax return basis:

	April 30,
	2000	2001	2002
Current:
Federal	$—	$—	$—
State and local	—	—	—
Deferred:
Federal	80,000	300,000	359,000
State and local	14,000	53,000	63,000

	94,000	353,000	422,000
Less: Change in Valuation Allowance	(94,000)	(353,000)	(422,000)

Subtotal	—	—	—

Income tax benefit	$—	$—	$—

The components of deferred tax assets and liabilities are as follows:

	April 30,
	2000	2001	2002
Deferred income tax assets:
Accrued compensation	$139,000	$246,000	$144,000
Accrued warranty	85,000	166,000	500,000
Inventory	214,000	457,000	1,041,000
Allowance for doubtful accounts	16,000	16,000	16,000

	454,000	885,000	1,701,000
Less: Valuation Allowance	(321,000)	(674,000)	(1,096,000)

Total deferred income tax assets	133,000	211,000	605,000
Deferred income tax liabilities:
Equipment and leasehold improvements	(133,000)	(211,000)	(605,000)

Total deferred tax liabilities	(133,000)	(211,000)	(605,000)

Net deferred tax (liabilities) assets	$—	$—	$—

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The tax credits and net operating losses incurred through the date of the Distribution will remain with IMPCO. The valuation allowance has been established for deferred tax assets due to the lack of earnings history by the Company.

9.    Commitments and Contingencies

Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at April 30, 2002 are as follows:

	Lease Obligations
	Capital	Operating
2003	$188,844	$1,625,789
2004	141,633	1,623,691
2005	—	1,289,307
2006	—	848,572
2007	—	622,879
Thereafter	—	687,430

Total minimum lease payments	330,477	$6,697,668

Less imputed interest	14,290

Present value of future minimum lease payments	316,187
Less current portion	188,832

Long-term capital lease obligation	$127,355

Total rental expense under the operating leases for fiscal years ended April 30, 2000, 2001, and 2002 was approximately $656,000, $1,763,000 and $2,442,000, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

Royalties

The Company has entered into contracts under which it is required to pay royalties for products sold using certain technologies covered by these contracts. No royalty expense was incurred under these contracts for any of the periods reported in the financial statements.

Contingencies

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company’s financial statements.

Investment and Tax Savings Plan

Prior to the distribution, the Company participated in IMPCO’s Investment and Tax Savings Plan. IMPCO’s Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age 21 or older are

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to 3% of compensation. Approximately 72% of eligible employees were enrolled in the IMPCO 401(k) plan at April 30, 2002. Contributions attributable to the Company approximated $201,000, $308,000, and $333,000 for fiscal years ended 2000, 2001 and 2002, respectively.

401(k) Plan (unaudited)

Subsequent to the distribution, the Company adopted a 401(k) plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees who are at least age 21 or older are eligible to participate in the Plan on the first day of employment with the Company. Participants may make pre-tax contributions to the plan of up to 15% of their eligible pay, subject to a statutorily prescribed annual limit. The Company provides discretionary matching contributions and matches elective salary deferrals up to 3% of compensation. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Employment Agreements (unaudited)

The Company has entered into employment agreements with its Chief Executive Officer and Chief Financial Officer for a term of three consecutive twelve month periods, which provide for an annual base salary and severance obligations in the amount equivalent to the annual base salary. The Company’s obligation under the terms of these agreements over the next twelve month period is approximately $390,000.

10.    Stockholders’ Equity

(a)  Authorized Capital Stock

The Company has authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 will be designated as Series A common stock and 6,000,000 will be designated as Series B common stock. On February 11, 2002, the Company issued 1,000 shares of common stock to IMPCO for $100.

(b)  Quantum Common Stock

Holders of the Company’s common stock will be entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock will not have cumulative voting rights in the election of directors.

Holders of the Company’s common stock will not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company’s common stock will be entitled to participate ratably in dividends the Company’s common stock as declared by the board of directors. Holders of common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any capital stock of the Company authorized at the Distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(c)  Series A Common Stock

As part of the GM Strategic alliance, the Company agreed to issue to GM, and GM agreed to acquire, that number of shares of the Company’s Series A common stock, $0.001 par value per share, which, when combined with all shares of capital stock of the Company then issued and outstanding, shall equal 19.9% of the issued and outstanding shares of the capital stock of the Company. Upon the closing of an initial public offering of the Company’s securities to the general public, the outstanding shares of Series A common stock will automatically be converted into an equal number of shares of common stock. Holders of the Company’s Series A common stock will have the same voting rights as holders of the Company’s common stock.

Prior to an initial public offering of the Company’s securities, in the event of the issuance of additional shares of common stock as a dividend or other distribution on the Company’s outstanding common stock, or a subdivision or combination of the Company’s common stock into a smaller or greater number of shares, the number of shares of Series A common stock will be adjusted to that number of shares of Series A common stock that is equal to the percentage of all outstanding shares of all series of the Company’s common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series A common stock held prior to such event. In the event the Company effects any other issuance of additional shares of common stock (including any shares issued in an initial public offering of the Company’s securities, but excluding shares or options issued pursuant to a board-approved stock option or equity incentive plan), the holders of Series A common stock will receive shares of non-voting Series B common stock in an amount that will cause the issued and outstanding Series A and Series B common stock, taken together, to equal 19.9% of the issued and outstanding shares of all series of the Company’s common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan). Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of Series A common stock will be entitled to participate ratably in dividends on the Company’s common stock as declared by the Company’s board of directors. Holders of Series A common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

(d)  Series B Common Stock

Shares of the Company’s Series B common stock will not be entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event the Company issues additional shares of common stock as a divided or other distribution on the Company’s outstanding common stock, or a subdivision or combination of the Company’s common stock into a smaller or greater number of shares, the number of shares of Series B common stock will be adjusted to that number of shares of Series B common stock that is equal to the percentage of all outstanding shares of all series of the Company’s common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to such event. Upon the transfer of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of the Company’s common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company’s Series B common stock will be entitled to participate ratably in dividends on the Company’s common stock as declared by the Company’s board of directors. Holders of the Company’s Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(e)  Preferred Stock

The Company’s certificate of incorporation authorizes the board of directors, without any vote or action by the holders of the Company’s common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Company’s board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the Company’s stock may then be quoted or listed. Depending upon the terms of preferred stock established by the Company’s board of directors, any or all series of preferred stock could have preference over the Company’s common stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of the Company’s common stock, would dilute the voting power of the Company’s outstanding common stock. The Company has no present plans to issue any preferred stock.

(f)  Warrants

In connection with the Distribution, the Company expects to issue warrants to purchase shares of the Company’s common stock to holders of outstanding IMPCO warrants as of the Distribution date. Holders of unexercised IMPCO warrants will be entitled to receive a warrant to purchase one share of the Company’s common stock for each share of IMPCO common stock covered by such holder’s warrant that was outstanding as of the Distribution record date. The exercise prices of the existing IMPCO warrants and the new warrants the Company expects to issue to IMPCO warrant holders will be calculated in the same manner as the IMPCO options described below. The other terms of the new warrants the Company expects to issue to IMPCO warrant holders will be substantially the same as the IMPCO warrants to which they relate. Based on the IMPCO warrants outstanding at July 23, 2002, the Company expects to issue warrants to purchase an aggregate of 300,000 shares of the Company’s common stock at an exercise price of $5.83 per share.

(g)  Warrants issued during the six months ended October 31, 2002 (unaudited)

The Company issued an additional 100,000 warrants to purchase shares of the Company’s common stock to a consultant in August 2002 for services related to investor relations. These warrants were issued at an exercise price of $5.10 with a four-year term. The Company recorded expense during the second quarter of fiscal year 2003 of approximately $103,000 in connection with the issuance of these warrants.

(h)  Stock options

The Company has adopted a Stock Incentive Plan with a maximum number of shares available for grant of options to purchase up to 3,500,000 shares of the Company’s common stock. As part of the spin-off from IMPCO, all stock options from IMPCO split into stock options of the Company and IMPCO. The IMPCO options outstanding on the Distribution date were split into one option of IMPCO and one option of Quantum stock. The exercise price of both the IMPCO and Quantum stock options was adjusted based on the relative market values of the common stock of both companies on the first trading day following the spin-off. All vesting schedules remain the same and the option holders will not be required to exercise their options concurrently. Accordingly, the adoption of the Company’s stock option plan did not give rise to a compensation charge. As of the distribution date, 1,313,468 options were granted out of the Company’s 2002 Stock Incentive Plan to IMPCO stock option holders.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

IMPCO had six stock option plans that provided for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vested in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. The exercise price of the IMPCO options granted equaled the market price of the IMPCO stock on the grant date. Exercise prices shown below reflect the grant of options to purchase the Company’s common stock granted in connection with the spin-off at their adjusted prices.

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 1999	1,502,658	$3.70
Options granted	104,974	4.60
Options exercised	(163,326)	3.16
Options forfeited	(122,375)	3.67

Options outstanding at April 30, 2000	1,321,931	$3.84
Options granted	416,453	5.72
Options exercised	(97,572)	3.97
Options forfeited	(46,047)	6.90

Options outstanding at April 30, 2001	1,594,765	$4.23
Options granted	232,000	4.84
Options exercised	(328,459)	3.52
Options forfeited	(120,826)	5.18

Options outstanding at April 30, 2002	1,377,480	$4.35

Shares exercisable at April 30, 2000	685,334	$3.82

Shares exercisable at April 30, 2001	774,889	$3.67

Shares exercisable at April 30, 2002	666,623	$3.77

The following table sets forth summarized information with respect to stock options outstanding and exercisable at April 30, 2002:

	Outstanding			Exercisable
Exercise Price Range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$1.96 to $2.95	93,111	3.2	$2.58	93,111	$2.58
$2.95 to $3.93	486,796	4.9	3.41	385,796	3.42
$3.93 to $4.91	548,416	8.5	4.75	68,005	4.64
$4.91 to $5.89	151,152	4.5	5.24	109,132	5.12
$5.89 to $6.87	69,405	8.9	6.29	579	6.08
$6.87 to $7.86	10,000	0.0	7.15	10,000	7.15
$7.86 to $9.82	18,600	8.3	9.82	—	—

	1,377,480			666,623

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

SFAS 123 requires “as adjusted” information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended April 30,
	2000	2001	2002
Expected dividend yield	0.0%	0.0%	0.0%
Calculated volatility	0.729	0.683	0.801
Risk-free interest rate	3.0%	5.0%	5.0%
Expected life of the option in years	8.82	7.45	10.00

The estimated fair value of the options is amortized to expense over the options’ vesting period for “as adjusted” disclosures. The net income per share “as adjusted” for the effects of SFAS 123 is not indicative of the effects on reported net income/loss for future years. The Company’s reported “as adjusted” information at April 30 is as follows (in thousands, except per share amounts):

	Year Ended April 30,
	2000	2001	2002
Net loss	$(10,635)	$(30,244)	$(43,378)
As adjusted	$(10,807)	$(30,547)	$(43,504)
Pro Forma net loss per share as reported—basic and dilutive			(2.46)
Pro Forma net loss per share as adjusted—basic and dilutive			(2.46)

The number of shares used in the calculation of the “as adjusted” per share amounts was 17,655,475.

(i) Stock options issued during the six months ended October 31, 2002 (unaudited)

During the six months ended October 31, 2002, the Company granted options to purchase an aggregate of 1,171,500 shares of common stock to all full-time employees pursuant to the Company’s 2002 Stock Incentive Plan. The options vest 25% annually over a four year period. The option exercise price was based on the market price on the date of the grant.

11.    Earnings Per Share (unaudited)

The Company computes net income (loss) per share in accordance with SFAS No. 128 “Earnings Per Share,” and SEC Staff Accounting Bulletin (“SAB”) No. 98. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. The Company initially issued 1,000 shares to IMPCO for nominal consideration. The 3,513,439 Series A common shares have been issued for nominal consideration. In July 2002, IMPCO’s board of directors declared a 1-for-1 stock dividend whereby every stockholder of IMPCO Common Stock received a corresponding share of the Company’s common stock. Prior to the spin-off, the Company declared a

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

stock split to increase the number of shares outstanding to match the number of shares outstanding of IMPCO’s common stock. All share information has been presented to reflect 17,655,475 shares of common stock outstanding for all periods. The Company considers common equivalent shares from the exercise of stock options and warrants in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method. The effects of stock options and warrants were anti-dilutive for all periods presented.

The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended October 31
	2001	2002
Numerator:
Net loss	$(25,027,376)	$(10,306,265)
Numerator for basic earnings per share—loss to common stockholders	(25,027,376)	(10,306,265)
Numerator for diluted earnings per share—loss to common stockholders	(25,027,376)	(10,306,265)
Denominator:
Denominator for basic earnings per share—weighted-average shares	17,655,475	17,655,475
Denominator for diluted earnings per share—adjusted weighted-average shares	17,655,475	17,655,475

Basic earnings per share	$(1.42)	$(0.58)

Diluted earnings per share	$(1.42)	$(0.58)

12.    Business Segment and Geographic Information

Business Segments

The Company classifies its business operations into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenues through the sale of compressed natural gas (CNG) and propane (LPG) fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of its products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to the OEMs so that its fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates limited revenues through the sale of fuel cell-related fuel storage, fuel delivery and electronic control systems to OEMs, and the installation of its products into OEM vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to the OEMs so that its fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales was reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

The Company recognizes revenue for product sales when goods are shipped in accordance with the Company’s shipping terms. Contract revenues are recognized based on the percentage of completion method. Corporate expenses represent a sub-category of selling, general and administrative expense. Corporate expenses consist of general and administrative expense incurred at the corporate level.

The Company expenses all research and development when incurred. Research and development expense includes both customer-funded research and development and company-sponsored research and development. For segment reporting purposes, research and development expense is allocated to the Alternative Fuels and Fuel Cell Systems segments when the expense can be identified with those segments. Advanced Research & Product Development is a sub-category of research and development expense and represents company-sponsored research and development that is not allocated to the Alternative Fuels or Fuel Cell Systems reporting segments. Customer-funded research and development consists primarily of expenses associated with contract revenue. These expenses include applications development costs in Quantum funded under customer contracts. The Company will continue to require significant research and development expenditures over the next several years in order to commercialize its products for fuel cell applications.

The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

The Company’s revenue from unaffiliated customers is derived from within the United States. All of the Company’s long-lived assets are based either in its offices in Sterling Heights, Michigan, Irvine, California, or Lake Forest, California.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Financial Information by Business Segment

Financial information by business segment for continuing operations follows (in thousands):

	Fiscal Year Ended April 30,			Six Months Ended October 31,
Revenues	2000	2001	2002	2001	2002
				(unaudited)
Alternative Fuels	$22,114	$22,595	$19,014	$11,619	$6,849
Fuel Cell Systems	227	763	4,389	1,150	3,371
Advanced Research & Product Development	—	—	—	—	—
Corporate Expenses	—	—	—	—	—

Total	$22,341	$23,358	$23,403	$12,769	$10,220

	Fiscal Year Ended April 30,			Six Months Ended October 31,
Operating Loss	2000	2001	2002	2001	2002
				(unaudited)
Alternative Fuels	$(1,183)	$(3,929)	$(13,404)	$(9,453)	$(4,421)
Fuel Cell Systems	(409)	(15,171)	(12,943)	(8,241)	(1,038)
Advanced Research & Product Development	(6,917)	(8,023)	(11,677)	(5,199)	(701)
Corporate Expenses	(2,126)	(3,117)	(4,874)	(2,038)	(4,015)

Total	$(10,635)	$(30,240)	$(42,898)	$(24,931)	$(10,175)

	Fiscal Year Ended April 30,			Six Months Ended October 31,
Identifiable Assets	2000	2001	2002	2001	2002
				(unaudited)
Alternative Fuels	$20,608	$22,862	$19,332	$25,224	$16,922
Fuel Cell Systems	89	1,078	3,061	1,834	3,300
Advanced Research & Product Development	819	1,127	1,320	1,276	1,193
Corporate Expenses	1,442	6,452	3,827	7,093	3,455
Total identifiable assets	22,958	31,519	27,540	35,427	24,870
Assets not specifically identifiable	441	1,296	619	2,388	24,509

Total assets	$23,399	$32,815	$28,159	$37,815	$49,379

	Fiscal Year Ended April 30,			Six Months Ended October 31,
Capital Expenditures	2000	2001	2002	2001	2002
				(unaudited)
Alternative Fuels	$1,404	$4,336	$651	$413	$630
Fuel Cell Systems	10	2,105	907	293	15
Advanced Research & Product Development	342	129	241	93	7
Corporate Expenses	135	2,577	1,672	1,957	15

Total	$1,891	$9,147	$3,471	$2,756	$667

	Fiscal Year Ended April 30,			Six Months Ended October 31,
Depreciation and Amortization	2000	2001	2002	2001	2002
				(unaudited)
Alternative Fuels	$659	$793	$844	$414	$580
Fuel Cell Systems	7	128	402	180	417
Advanced Research & Product Development	200	236	348	171	246
Corporate Expenses	351	530	1,309	518	987

Total	$1,217	$1,687	$2,903	$1,283	$2,230

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.    Revenue

The Company has been engineering, testing and validating CNG systems for certain 1997-2003 model year car and truck platforms in compliance with GM’s specifications.

Revenues for development efforts are principally recognized by the percentage of completion method and principally related to contracts with GM. During fiscal year 2000, 2001 and 2002, GM and affiliated companies’ revenues comprised 99.1%, 98.7% and 79.9% of the Company’s total revenues, respectively. As of April 30, 2001 and 2002, GM and affiliated companies’ accounts receivable comprised 95.3% and 81.8% of the Company’s total outstanding accounts receivable, respectively.

As of April 30, 2001 and 2002, accounts receivable includes amounts due under long-term contracts in the amounts of approximately $5,004,000 and $2,085,000, respectively. These amounts represent the recognized sales value of performance that had not been billed and were not billable to customers at these dates. The billing terms for all long-term contracts are based on milestone billings or discrete activities. All amounts due under long term contracts are expected to be collected by the end of the following fiscal year.

14.    Purchases

During fiscal years 2000, 2001, and 2002, respectively, purchases from one vendor constituted approximately 12%, 7% and 10% of net purchases. In fiscal year 2000, 2001, and 2002, ten suppliers accounted for approximately 43%, 31% and 46% of net purchases, respectively.

15.    Restructuring Charges

Beginning in June 2000, following a successful follow-on offering of common stock by IMPCO, the Company developed a cost structure that included substantial research and development activity, as well as investments in new facilities, to take advantage of its position in the emerging fuel cell industry. In September 2001, in reaction to prevailing market conditions, management enacted a plan to, among other things, significantly reduce the Company’s operating costs.

In December 2001, the Company adopted a plan to close its Guaymas, Mexico manufacturing operations, close one of its Sterling Heights, Michigan offices and terminate the employees supporting these facilities. Accordingly, the Company recorded a charge of approximately $1,162,000 during fiscal year 2002 for headcount reduction, lease and contract exit costs and other asset writedowns. In connection with these actions, the Company initiated involuntary separation plans that included headcount reductions of approximately 62 employees at a cost of $180,000 for severance and related costs. Additional costs of $982,000 were recorded to include losses on asset writedowns, office leases, net of anticipated sublease income over the lease term and contract exit costs.

The major components of the restructuring charges and the remaining accrual balance as of October 31, 2002 are as follows (in thousands):

	Employee Termination and Severance Costs	Lease Exit Costs	Contract Exit Costs	Asset Writedowns	Total
2002 Charges	$180	$394	$114	$474	$1,162
2002 Activity	180	116	114	474	884

April 30, 2002 Balance	$—	$278	$—	$—	$278

2003 Charges	$—	$—	$—	$—	$—
2003 Activity	—	197	—	—	197

October 31, 2002 Balance (unaudited)	$—	$81	$—	$—	$81

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

16.    Quarterly Results of Operations (unaudited)

A summary of the unaudited quarterly results of operations follows (in thousands).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2001
Product sales	$4,323	$2,171	$2,782	$6,171
Contract revenue	2,669	2,695	1,116	1,431
Total revenue	6,992	4,866	3,898	7,602
Cost of product sales	4,732	2,858	3,977	7,885
Gross profit (loss) on product sales	(409)	(687)	(1,195)	(1,714)
Research and development expense	4,570	5,660	7,059	9,398
Net loss(A)	$(3,641)	$(5,107)	$(9,224)	$(12,272)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2002
Product sales	$4,591	$4,593	$2,205	$4,069
Contract revenue	2,338	1,247	1,312	3,048
Total revenue	6,929	5,840	3,517	7,117
Cost of product sales	6,590	7,548	4,374	7,069
Gross profit (loss) on product sales	(1,999)	(2,955)	(2,169)	(3,000)
Research and development expense	9,750	9,179	7,353	6,375
Net loss(A)	$(11,231)	$(13,704)	$(10,215)	$(8,228)

	First Quarter	Second Quarter
Fiscal Year 2003
Product sales	$2,852	$3,807
Contract revenue	1,766	1,795
Total revenue	4,618	5,602
Cost of product sales	3,684	5,131
Gross profit (loss) on product sales	(832)	(1,324)
Research and development expense	4,400	3,390
Net loss(A)	$(5,055)	$(5,251)

(A)
The Company made certain adjustments in the following quarters of fiscal years 2001 and 2002 resulting from changes in estimates, unusual, or infrequently occurring items and that were material to the results of those quarters.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

These adjustments increased net loss as follows (in thousands):

For the Fiscal Year 2001
Third quarter adjustment:
Inventory adjustments due to obsolescence	$150

Fourth quarter adjustment:
Inventory adjustments due to obsolescence	$289

For the Fiscal Year 2002
First quarter adjustment:
Increase “lower of cost-or-market” reserve related to the GM pick-up truck application	$485
Inventory adjustments due to obsolescence	100

$585

Second quarter adjustment:
Increase “lower of cost-or-market” reserve related to the GM pick-up truck application	$557
Increase in warranty reserves due to change in estimate	154
Increase in non-recurring legal and consulting services	1,344

$2,055

Third quarter adjustment:
Inventory adjustments due to obsolescence	$269
Increase in warranty reserves due to change in estimate	562
Restructuring charge	647
Increase in non-recurring legal and consulting services	256

$1,734

Fourth quarter adjustment:
Inventory adjustments due to obsolescence	$367
Increase in warranty reserves due to change in estimate	524
Decrease “lower of cost-or-market” reserve related to the GM pick up truck application	(528)
Restructuring charge	515
Increase in non-recurring legal and consulting services	417

$1,295

17.    Intangible Asset (unaudited)

In connection with the Company’s strategic alliance with General Motors, the Company issued 3,513,439 shares of its Series A common stock to General Motors on July 24, 2002. This issuance has been recorded at the estimated fair market value on the date of the distribution of approximately $14.2 million, in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.”

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective May 1, 2002. The SFAS requires that intangible assets other than goodwill be amortized over their useful lives. Accordingly, the Company is amortizing the intangible asset, subject to periodic evaluations for impairment, over the ten-year term of the Corporate Alliance Agreement with General Motors.

The amortization expense during the first half of fiscal year 2003 was approximately $389,000. The expected amortization expense for the next five fiscal years is as follows:

Amortization Expense
2003	$1,098,395
2004	1,422,943
2005	1,422,943
2006	1,422,943
2007	1,422,943
Thereafter	7,439,262

3,000,000 Shares

Common Stock

PROSPECTUS

Adams, Harkness & Hill, Inc.

                        , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following is an itemized list of the estimated expenses to be incurred in connection with the Offering of the securities being offered hereunder other than underwriting discounts and commissions.

Amount
Registration fee	$940
NASD filing fee	1,522
Printing and Engraving expenses	80,000
Legal fees and expenses	250,000
Blue Sky qualification fees and expenses	6,000
Accounting fees and expenses	80,000
Transfer agent and registrar fees	10,000
Miscellaneous	31,538

Total	$460,000

Item 14.    Indemnification of Directors and Officers

Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have entered into agreements with our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.

We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.    Recent Sales of Unregistered Securities

The Registrant has issued securities during the past three years as described below.

(1)  On February 11, 2002, the Registrant issued 1,000 shares of its common stock to IMPCO Technologies, Inc. for an aggregate purchase price of $100.

(2)  On July 24, 2002, the Registrant issued to General Motors an aggregate of 3,513,439 shares of its Series A common stock, for consideration of $3,513.44 and access to certain of General Motors’ proprietary information.

(3)  On August 27, 2002, the Registrant issued a warrant to purchase 100,000 shares of its common stock to a consulting firm for investor relations services at an exercise price of $5.10 per share.

The above securities were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act as transactions not involving any public offering and/or Regulation D under the Securities Act. All purchasers of the above securities acquired said shares for investment purposes only and all stock certificates reflect the appropriate legends. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement

2.1	Contribution and Distribution Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

3.1	Amended and Restated Certificate of Incorporation(1)

3.2	Amended and Restated Bylaws(1)

4.1	Specimen Certificate of Registrant’s Common Stock, par value $.001 per share(1)

5.1	Opinion of Morrison & Foerster LLP

10.1	Contribution and Distribution Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.2	Tax Allocation and Indemnification Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.3	Transition Services Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.4	Employee Benefit Matters Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.5	Strategic Alliance Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

Exhibit Number	Description
10.6‡	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan(2)

10.7†	Corporate Alliance Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.8	Master Technical Development Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.9	Stock Transfer Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.10	Registration Rights Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.11	Lease between Klein Investments, Family Limited Partnership, as Lessor, and IMPCO Technologies, Inc. as Lessee, dated August 18, 1997(4)

10.12	Lease dated as of March 31, 2000 by and between IMPCO Technologies, Inc. and Braden Court Associates(5)

10.13	Memorandum of Understanding and Teaming Agreement, dated May 22, 2000 between IMPCO Technologies, Inc. and ATK Thiokol Propulsion(6)

10.14	Amendment Nos. 1, 2 and 3 to Memorandum of Understanding and Teaming Agreement, among the Registrant, IMPCO Technologies, Inc. and ATK Thiokol Propulsion(1)

10.15	First Amendment to Corporate Alliance Agreement, dated as of July 19, 2002, between the Registrant and General Motors(1)

10.16	First Amendment to Stock Transfer Agreement, dated as of July 19, 2002, between the Registrant and General Motors(1)

10.17	Amendment to Lease Agreement, dated October 18, 2000, among, the Registrant, IMPCO Technologies, Inc. and Braden Court Associates(1)

10.18	Amendment to Lease Agreement, dated October 31, 2000, among the Registrant, IMPCO Technologies, Inc. and Klein Investments Family Limited Partnership(1)

10.19‡	Employment Agreement, dated August 1, 2002, between the Registrant and Alan P. Niedzwiecki(7)

10.20‡	Employment Agreement, dated September 1, 2002, between the Registrant and W. Brian Olson(7)

10.21*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

21.1	Subsidiaries of the Registrant(1)

23.1	Consent of Morrison & Foerster LLP (included in its opinion filed as Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors

24.1*	Power of Attorney

*	Previously filed.
‡	The referenced exhibit is a compensatory contract, plan or arrangement.
†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been granted with respect to the omitted portions.
(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002 and incorporated herein by reference.
(2)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (No. 333-96923) on July 23, 2002, and incorporated herein by reference.

(3)
Filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-63726) of IMPCO Technologies, Inc., filed with the Commission on July 9, 2001, and incorporated herein by reference.

(4)	Incorporated by reference to the Annual Report on Form 10-K of IMPCO Technologies, Inc. for the fiscal year ended April 30, 1998.
(5)	Incorporated by reference to the Annual Report on Form 10-K of IMPCO Technologies, Inc. for the fiscal year ended April 30, 2000.
(6)	Incorporated by reference to the Registrant’s Registration on Form 10 (File No. 0-49629), filed with the Commission on February 13, 2002.
(7)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the period ended July 31, 2002 and incorporated herein by reference.

(b)  Financial Statement Schedules

The following financial statement schedule is filed herewith: Schedule II—Valuation and Qualifying Accounts.

Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the Registrant’s financial statements or accompanying notes.

Item 17.    Undertakings

The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, County of Orange, State of California, on December 17, 2002.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By:	/s/ W. BRIAN OLSON
W. Brian Olson Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Alan P. Niedzwiecki	President, Chief Executive Officer and Director (Principal Executive Officer)	December 17, 2002

/s/ W. BRIAN OLSON W. Brian Olson	Chief Financial Officer and Treasurer (Principal Financial Officer)	December 17, 2002

* Timothy S. Gerken	Controller (Principal Accounting Officer)	December 17, 2002

* Dale L. Rasmussen	Chairman of the Board, Director	December 17, 2002

* Brian A. Runkel	Director	December 17, 2002

* Scott Samuelsen	Director	December 17, 2002

* Thomas J. Tyson	Director	December 17, 2002

*By:	/s/ W. BRIAN OLSON
W. Brian Olson Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

2.1	Contribution and Distribution Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

3.1	Amended and Restated Certificate of Incorporation(1)

3.2	Amended and Restated Bylaws(1)

4.1	Specimen Certificate of Registrant’s Common Stock, par value $.001 per share(1)

5.1	Opinion of Morrison & Foerster LLP

10.1	Contribution and Distribution Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.2	Tax Allocation and Indemnification Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.3	Transition Services Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.4	Employee Benefit Matters Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.5	Strategic Alliance Agreement, dated as of July 23, 2002, between IMPCO Technologies, Inc. and the Registrant(1)

10.6‡	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan(2)

10.7†	Corporate Alliance Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.8	Master Technical Development Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.9	Stock Transfer Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.10	Registration Rights Agreement dated June 12, 2001 between the Registrant and General Motors Corporation(3)

10.11	Lease between Klein Investments, Family Limited Partnership, as Lessor, and IMPCO Technologies, Inc. as Lessee, dated August 18, 1997(4)

10.12	Lease dated as of March 31, 2000 by and between IMPCO Technologies, Inc. and Braden Court Associates(5)

10.13	Memorandum of Understanding and Teaming Agreement, dated May 22, 2000 between IMPCO Technologies, Inc. and ATK Thiokol Propulsion(6)

10.14	Amendment Nos. 1, 2 and 3 to Memorandum of Understanding and Teaming Agreement, among the Registrant, IMPCO Technologies, Inc. and ATK Thiokol Propulsion(1)

10.15	First Amendment to Corporate Alliance Agreement, dated as of July 19, 2002, between the Registrant and General Motors(1)

10.16	First Amendment to Stock Transfer Agreement, dated as of July 19, 2002, between the Registrant and General Motors(1)

10.17	Amendment to Lease Agreement, dated October 18, 2000, among, the Registrant, IMPCO Technologies, Inc. and Braden Court Associates(1)

Exhibit Number	Description

10.18	Amendment to Lease Agreement, dated October 31, 2000, among the Registrant, IMPCO Technologies, Inc. and Klein Investments Family Limited Partnership(1)

10.19‡	Employment Agreement, dated August 1, 2002, between the Registrant and Alan P. Niedzwiecki(7)

10.20‡	Employment Agreement, dated September 1, 2002, between the Registrant and W. Brian Olson(7)

10.21*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

21.1	Subsidiaries of the Registrant(1)

23.1	Consent of Morrison & Foerster LLP (included in its opinion filed as Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors

24.1*	Power of Attorney

*	Previously filed.
‡	The referenced exhibit is a compensatory contract, plan or arrangement.
†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been granted with respect to the omitted portions.
(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002 and incorporated herein by reference.
(2)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (No. 333-96923) on July 23, 2002, and incorporated herein by reference.
(3)
Filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-63726) of IMPCO Technologies, Inc., filed with the Commission on July 9, 2001, and incorporated herein by reference.

(4)	Incorporated by reference to the Annual Report on Form 10-K of IMPCO Technologies, Inc. for the fiscal year ended April 30, 1998.
(5)	Incorporated by reference to the Annual Report on Form 10-K of IMPCO Technologies, Inc. for the fiscal year ended April 30, 2000.
(6)	Incorporated by reference to the Registrant’s Registration on Form 10 (File No. 0-49629), filed with the Commission on February 13, 2002.
(7)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the period ended July 31, 2002 and incorporated herein by reference.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged/ (Credited) to Cost and Expenses	Write-offs and Other Adjustments	Balance at End of Year
Allowance for Doubtful Accounts for the year ended:
April 30, 2000	$(40,000)	(209,624)	209,624	(40,000)
April 30, 2001	$(40,000)	—	—	(40,000)
April 30, 2002	$(40,000)	(8,172)	8,172	(40,000)
Provision for Obsolescence Reserve for the year ended:
April 30, 2000	$(152,981)	(255,315)	26,835	(381,461)
April 30, 2001	$(381,461)	(675,447)	—	(1,056,909)
April 30, 2002	$(1,056,909)	(2,089,380)	615,348	(2,530,941)
Warranty Reserve for the year ended:
April 30, 2000	$(246,831)	(281,827)	315,291	(213,367)
April 30, 2001	$(213,367)	(426,939)	225,313	(414,993)
April 30, 2002	$(414,993)	(1,475,052)	664,147	(1,225,898)